

NCO GROUP



YOU'LL FIND NCO IN

All The Right Places



INCORPORATING CONSISTENCY

CAPITALIZING ON UNCOMMON GROWTH OPPORTUNITIES

ENCOMPASSING A GLOBAL MARKETPLACE

ANNUAL REPORT | 2004

SUMMARY FINANCIAL HIGHLIGHTS[1] | 2004

Amounts in thousands, except per share data

For the years ended December 31,	2000	2001[2]	2002	2003	2004
Statement of Income Data					
Revenue	$ 587,452	$ 683,873	$ 703,450	$ 753,816	**$ 939,797**
Income from operations	81,876	57,344	91,049	89,551	**102,470**
Percent of revenue	13.9%	8.4%	12.9%	11.9%	**10.9%**
Income from continuing operations	53,178	15,038	42,159	42,446	**51,863**
Income from continuing operations per share – diluted	$ 1.36	$ 0.58	$ 1.54	$ 1.54	**$ 1.60**

December 31,	2000	2001	2002	2003	2004
Balance Sheet Data					
Cash and cash equivalents	$ 13,490	$ 32,161	$ 25,159	$ 45,644	**$ 26,334**
Working capital	76,824	97,478	107,731	106,409	**70,470**
Total assets	781,257	928,864	966,281	946,111	**1,113,889**
Long-term debt, net of current portion	303,920	357,868	334,423	248,964	**186,339**
Minority interest		21,213	24,427	26,848	**-**
Shareholders' equity	375,464	392,302	435,762	490,417	**695,601**

REVENUE (in thousands)

Year	Revenue
2000	$ 587,452
2001	$ 683,873
2002	$ 703,450
2003	$ 753,816
2004	$ 939,797

INCOME FROM OPERATIONS[1] (in thousands)

Year	Income from operations
2000	$ 81,876
2001[2]	$ 57,344
2002	$ 91,049
2003	$ 89,551
2004	$ 102,470

INCOME FROM CONTINUING OPERATIONS PER SHARE – DILUTED[1]

Year	Per share
2000	$ 1.36
2001[2]	$ 0.58
2002	$ 1.54
2003	$ 1.54
2004	$ 1.60

(1) The years ended December 31, 2000 and 2001, included goodwill amortization expense, net of tax, of $11.8 million and $11.9 million, respectively. In accordance with the adoption of FASB 142, we stopped amortizing goodwill on January 1, 2002.

This data should be read in conjunction with the consolidated financial statements, including the accompanying notes, included elsewhere in this Annual Report.

(2) The year ended December 31, 2001, included flood and restructuring related charges, net of tax, of $14.5 million.



NCO GROUP



MICHAEL J. BARRIST
Chairman of the Board | President and CEO

DEAR NCO SHAREHOLDERS:

In 2004, NCO stayed on the leading edge of the outsourcing trend.

By positioning NCO at the very core of our clients' businesses, we have built our reputation as an industry leader in providing successful Business Process Outsourcing (BPO) solutions.

Our portfolio of proven outsourcing solutions includes accounts receivable management, customer management services, and back office services for a diversified customer base. Since our inception in 1926, NCO's goals have remained constant – to reduce client operating expenses, increase cash flow, and improve our customers' experience. Our best-in-class services, results-driven reputation, strong financial track record, and proven business model makes NCO the choice for BPO solutions.

To meet and surpass the growing and complex needs of our clients, NCO provides its services through Customer Lifecycle Management, a unique client-driven model that leverages leading-edge technology to deliver exceptional quality, proven efficiency, and optimal performance. NCO supports essential functions across key portions of the customer lifecycle, including acquisition, growth, care, resolution, and retention.

NCO operates a global network of 87 operations centers all running on a centralized data platform. These facilities give us the flexibility to respond to a rapidly changing marketplace and to scale operations to meet client specifications.

Our mission is to achieve sustainable long-term growth that builds shareholder value while meeting the day-to-day challenges of our operating environment. To achieve these objectives, we've outlined a strategic roadmap:

Expand Our Client Relationships

A significant amount of our growth opportunities stem from the cultivation of existing client relationships. These opportunities continue to grow in scale, complexity, and profit potential. Over time, we should transition from the operational delivery of services to the strategic development of long-term, goal-oriented partnerships where we share in the improved profitability and operational efficiencies created for our clients.

Enhance Operating Margins

Until 2001, we focused primarily on realizing efficiencies through the integration of acquired companies. Over the next several years, we will continue to pursue a variety of initiatives to increase profitability including: using statistical analysis to improve performance; leveraging of foreign labor; leveraging our purchasing power; standardizing systems and practices; consolidating facilities; and automating clerical functions.

Improve Business Processes

We have continued to develop and enhance our technology and infrastructure to strengthen operational efficiency and effectiveness. Once selected by a client to deliver specific services, NCO learns their business processes and then leverages its resources and capabilities to provide the client with focused outsourced business solutions. During 2004, we began the implementation of an enterprise resource planning system (ERP) to improve customer service, enhance operating efficiencies, and provide more effective management of business operations.



Expand Internationally

We believe Business Process Outsourcing is gaining widespread acceptance throughout Canada, Europe and Australasia. Our international expansion strategy is designed to capitalize on each of these markets in the near term, as well as continue to develop access to lower-cost foreign labor.

Strengthen Portfolio Management

The purchase and management of delinquent accounts receivable continues to be an important and profitable part of NCO. In 2004, we acquired the minority interest in NCO Portfolio Management Inc., a move that strengthened our comprehensive suite of accounts receivable management solutions. At the same time, we continued a successful program to improve collections and to streamline the cost structure of our portfolio management business. Our strategy to purchase selected portfolios of accounts in conjunction with other buyers, allows NCO to maximize opportunities while managing risk. Expanding our marketplace, we have been pursuing new portfolio management opportunities in the healthcare and utility industries, in addition to the traditional financial credit sectors.

Explore Partner and Acquisition Opportunities

Most providers in the BPO industry are large organizations, that cannot readily scale down to meet some of the more specialized needs of small to mid-sized enterprises. NCO is forging strategic partnerships with leading BPO service providers and other organizations to meet the needs of industry segments that require specific expertise. Our operational expertise, combined with the consulting, technology and industry specific knowledge of our partners, creates measurable value for our clients.

During 2004, we also completed the acquisition of RMH Teleservices, Inc. (RMH). Although our current focus is on internal growth and the integration of the RMH and NCO Portfolio acquisitions, we expect to pursue additional acquisition opportunities. By strengthening our strategic capabilities, NCO will continue to expand and leverage comprehensive business process solutions for both new and existing clients.

We empower our clients to focus on their core competencies by enabling them to successfully address immediate business needs, through outsourcing non-core functions throughout the customer lifecycle.



Michael J. Barrist
Chairman of the Board,
President and Chief Executive Officer



AN NCO SUCCESS STORY

Converting Uncollectible Assets Into Cash

Consumer Credit

How does a world-class, Fortune 200 company grow its client base? If you're a proven market leader and want to fund that growth through improved receivable recovery rates, you will have the outsourcing specialists at NCO working behind the scenes helping drive the desired results.

With a worldwide customer base in the tens of millions and managed loans worth billions of dollars, this corporation is a recognized leader in the financial services industry. The company leverages advanced information-based technologies and strategies to find, acquire, service and retain customers.

A Core Activity

One key element in their streamlined operational approach is the use of outsourced business processes from NCO, including the collection of past-due accounts. Over a six-month period, NCO developed and implemented a plan to improve the company's past-due account collection process – a crucial activity for any consumer credit institution.

NCO initially provided more than 100 associates to contact customers in the company's name in an attempt to "cure" recently delinquent accounts. That effort was followed by more than 125 associates calling in a traditional third-party collection effort, and approximately 100 NCO associates managing inbound calls to resolve billing and collection issues. Once all collection efforts were completed, 25 associates initiated legal processes for the resolution of the remaining accounts.

Measurable Improvements

Specially designed work standards were implemented to improve the positive revenue flow from past-due accounts. As a result of these efforts, NCO helped maximize the collection of past-due accounts while controlling the cost of the collection effort, and this world-class company saw its financial performance and its cash flow improve measurably.

More and more companies are realizing that outsourcing many of their non-core functions allows them to focus on revenue-generating activities and core competencies. Outsourcing lowers their costs while improving productivity. Many large corporations are recognizing the advantages of outsourcing accounts receivable management and customer service. What helps differentiate NCO, however, is that our commitment to support essential, non-core business functions extends across all phases of the customer lifecycle, notably: acquisition, growth, care, resolution and retention.

BPO is big, and getting bigger, and when you look at where the industry is going, you find NCO in all the right places, leading the way. Growth in this industry is being driven by the increasing utilization of BPO services in more facets of a business and across more industries, the continuing growth in consumer and commercial debt, and an increased focus on building long-term customer relationships. International Data



WE'RE INCORPORATING

Services

CONSISTENCY ACROSS THE CUSTOMER LIFECYCLE

Corporation (IDC), a global market intelligence and advisory firm, expects positive market dynamics to overcome any inhibitors to growth over the next year and expects the BPO industry to substantially expand in the next five years. Additionally, Gartner, Inc., a research firm, expects worldwide BPO revenues to reach $143 billion in 2005, $157 billion in 2006 and $173 billion in 2007. The primary market sectors we serve within the BPO industry are financial services, telecommunications, healthcare, utilities, retail and commercial, transportation/logistics, education, technology and government.

Responding to the impact of the global economic slowdown of recent years, the BPO industry is positioned to enjoy escalating demand, improved revenues and greater contract value. According to IDC, in 2004 the customer care services marketplace saw pricing stabilize, contracts expand and engagement duration increase. Firms providing customer care BPO services are focused increasingly on customer relationship management solutions and responding to customer demands. NCO now offers a broader selection of services, and many BPO services focused on a diverse set of industries. Some of the services NCO provides include:

Accounts Receivable Management and Collections (ARM)

We provide a wide range of ARM services to our clients by utilizing an extensive technological infrastructure. Although traditional ARM services have focused on the recovery of aged delinquent accounts, we also engage in the recovery of current accounts receivable and early stage delinquencies. Our ARM services typically include Engagement Planning, Account Notification, First-Party Early Stage Delinquency Calls, Third-Party Collection Services, Skiptracing, Credit Reporting, Payment Processing, Activity Reports and Quality Tracking.

Customer Relationship Management (CRM)

Our April 2004 acquisition of RMH allowed NCO to further expand our service offerings in the BPO arena. The RMH acquisition was a crucial step in our strategy of maximizing shareholder value by transitioning NCO into a global provider of BPO solutions. To further NCO's commitment to being a full service provider of customer contact solutions, NCO has branded its CRM division as NCO Customer Management, Inc. in the United States and NCO Customer Management Ltd. in Canada. NCO's CRM services allow our clients to strengthen their customer relationships by providing a high level of support to their existing customers and by generating incremental sales through new customer acquisitions. We design and implement customized outsourced customer care solutions including Customer Acquisition and Sales, Customer Care and Retention, Technical Support, Product Support, Automated Voice Messaging, Third Party Verification, Email Management, Web Chat, In-Language Contact and Contact Center Management.

Portfolio Management

Since 1991, we have purchased, collected and managed portfolios of purchased accounts receivable, consisting primarily of delinquent accounts. We rank among the top 10 debt purchasers based on revenue, focusing on numerous domestic and international market sectors including financial services, healthcare, telecommunications, and utilities.

Additional Services

We provide selective services that complement our traditional ARM and CRM businesses and that leverage our technological infrastructure. We see added growth through services such as Attorney Network Services, NCOePayments, Credit and Investigative Reporting Services and Back Office Support.

AN NCO SUCCESS STORY

Incomparable Sales Results

Telecommunications

One of the world's largest and most successful communications services companies needed to strengthen its sales program – but they didn't want to add layers of cost and personnel. So who did they turn to? NCO.

This fully integrated telecom provider serves U.S. markets where more than 250 million consumers live or work, and generates more than $10 billion in revenue from more than 15 million subscribers. That kind of success reflects a sound approach to both customer acquisition and basic business operations. Look into the core of this company's sales and support operations and you'll find the outsourcing professionals of NCO.

Strong Growth

In February of 2001, NCO first provided this client with an inbound sales and services program. Those outsourced services expanded and continue to expand. Look inside this company now and see NCO providing outbound sales, order support, enterprise, new prospect and governmental sales efforts. NCO currently dedicates more than 1,250 associates to meet the company's core sales and support requirements.

NCO has grown its relationship with this market leading telecommunications client through a strong and stable team effort, a rigorous understanding of the client's business, and dedication to the client's ever changing needs.

Positive Results

As a result of these efforts – including the use of call typing, root cause analysis, data tracking and a full feedback look – NCO has helped reduce their call center costs by nearly 70 percent, while boosting product sales by 300 percent.

Other innovations introduced by NCO include an email sales channel for the client's enterprise customers, cost-efficient offshore and near-shore operational solutions, and a world-class certification program, Customer Operations Performance Center (COPC) that has now established industry-leading practices across all call centers. Efforts by NCO also yielded a three percent overall reduction in churn and fraud, as well as monetary savings of over $1 million a month.

Our active client base currently includes over 24,000 companies in the financial services, telecommunications, healthcare, utilities, retail and commercial, transportation / logistics, education, technology, and government sectors. Our 10 largest clients in 2004 accounted for approximately 40 percent of our revenue. In 2004, our largest client accounted for 10.4 percent of total revenue. No other client accounted for more than 10 percent of total revenue.

Industries

WE'RE CAPITALIZING ON UNCOMMON GROWTH OPPORTUNITIES

In 2004, we derived 36.8 percent of our revenue, excluding purchased accounts receivable, from financial services (which included the banking and insurance sectors), 20.3 percent from telecommunications companies, 18.6 percent from healthcare organizations, 6.6 percent from utilities, 6.4 percent from retail and commercial entities, 3.9 from transportation/logistics companies, 3.7 percent from educational organizations, 2.8 percent from technology providers, and 0.9 percent from government entities.

NCO continues to exploit growth opportunities in those industries where we have traditionally enjoyed a strong market presence, including financial services, technology and communications. We are also aggressively pursuing business opportunities in promising new industries, such as the emerging telecommunications sectors including content and media, and growing access services such as DSL, cable and satellite services. To support these new market activities, NCO has strengthened and expanded its CRM sales organization.

NCO currently serves North American-based clients, providing services for their activities in the U.S., Canada, and offshore. We are now also focused on the pursuit of international opportunities. In the customer relationship segment of the BPO marketplace, clients increasingly seek providers capable of delivering comprehensive, end-to-end solutions. NCO's expanded service offerings now position us to meet that market demand.

Industry observers expect measurable growth in all the key sectors served by NCO. According to a 2004 report from IDC, an improving global business economy and an increased emphasis on outsourcing will drive the resumption of positive and sustainable growth in the customer care BPO services market through 2008. IDC also projects moderate to strong growth in the worldwide CRM services market during the same period.



2004 REVENUE CONTRIBUTORS

36.8%	Financial Services
20.3%	Telecommunications
18.6%	Healthcare Organizations
6.6%	Utilities
6.4%	Retail and Commercial Entities
3.9%	Transportation / Logistics
3.7%	Educational Organizations
2.8%	Technology Providers
0.9%	Government Entities

AN NCO SUCCESS STORY

Unconventional Customer Support



Technology and Services

Take a close look inside one of the world's best-known technology companies and see how it handles its critical sales and customer support activities. When you do, you'll find NCO managing these core processes.

This industry-leading technology and services company offers a comprehensive Web portal solution, including broadband Internet access, email and directory services, shopping, a financial guide and more. Seeking a premier provider for outsourced services, this technology leader found and selected NCO.

Outsourced Efficiencies

In October of 2000, the company asked us to handle inbound customer activation during the busy holiday season. In 2001, they expanded our assignment to include important customer care and retention efforts. Based on the success of these initial engagements, NCO expanded these services across multiple support centers, and now also has been entrusted with technical support and inbound customer retention activities.

In an effort to control costs and consolidate vendor services for this respected technology and services provider, NCO also opened international locations. Today, NCO dedicates approximately 1,400 employees to provide multiple levels of technical support, customer care and customer retention services to this Fortune 100 company.

Proven Benefits

By putting NCO at the core of its customer-related activities, this client has reaped measurable business benefits. Within a year, NCO had scaled its capacity to meet a three-fold increase in the client's call volume. NCO's Customer Retention efforts have also produced a 30 percent improvement in retention or "save rates" for this technology and services provider. NCO is the only service provider delivering end-to-end support services to this company, and is now their lead provider of offshore technical support, and is the company's exclusive provider of Customer Retention work and North American Customer Service.

As business process outsourcing gains acceptance throughout Canada, Europe and Australasia, our international expansion strategy is designed to capitalize on each of these potential markets in the near term, as well as continue to develop cost-effective access to labor in those markets and others.

IN ALL THE RIGHT PLACES

Because of its proven effectiveness, outsourcing is now an increasingly popular strategy for companies in customer-oriented markets the world over. In 2004, NCO maintained momentum in the BPO industry by expanding the scope of our offering and the reach of our business. When you examine the trendsetting organizations utilizing BPO as a core business tool, you'll see NCO leading this highly streamlined and productive approach to business.



Locations

OUR CAPABILITIES ENCOMPASS A GLOBAL MARKET

Currently, NCO operates in Canada and the United Kingdom through wholly owned subsidiaries, and we are now among the largest providers of BPO services in both markets. We expect to further penetrate these markets through increased sales of ARM and CRM services. Additionally, we expect to pursue direct investments, strategic alliances and partnerships. We will continue to further explore acquisitions in these markets.

There's also another compelling side to this international capability. In addition to providing services to these core markets, we can now provide our domestic clients with additional cost-effective options by offering foreign labor markets to provide highly professional and affordable Business Process Outsourcing. We currently have approximately 17,000 telephone representatives working in the U.S., Canada, India, the Philippines, Panama, Antigua and Barbados for our U.S. clients. We are also in the process of expanding our presence in these locations as well as exploring new opportunities in other labor markets such as Australia, Eastern Europe, Central America and the Caribbean.





NCO GEOGRAPHIC PRESENCE

67	United States
13	Canada
2	United Kingdom
3	Caribbean
1	India
1	Philippines
○ 87	**TOTAL**

2004 FINANCIAL REVIEW

CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are a global provider of business process outsourcing services, referred to as BPO, primarily focused on accounts receivable management, referred to as ARM, and customer relationship management, referred to as CRM, serving a wide range of clients in North America and abroad through our global network of approximately 87 offices. We also purchase and manage past due consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, and other consumer-oriented companies.

We generate approximately 63 percent of our ARM revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Our ARM contingency fees range from six percent for the management of accounts placed early in the accounts receivable cycle to 50 percent for accounts that have been serviced extensively by the client or by third-party providers. Our average fee for ARM contingency-based revenue across all industries, excluding the long-term collection contract, was approximately 19 percent during 2004, 2003 and 2002. In addition, we generate revenue from fixed fee services for certain ARM services. Generally, revenue is earned and recognized upon collection of accounts receivable for contingency fee services and as work is performed for fixed fee services. We enter into contracts with most of our clients that define, among other things, fee arrangements, scope of services, and termination provisions. Clients typically have the right to terminate their contracts on 30 or 60 days' notice.

Approximately 73 percent of our CRM revenue is generated from inbound services, which consist primarily of customer service and technical support programs, although some acquisition and retention services are also performed on an inbound basis. Inbound services involve the processing of incoming calls, often placed by our clients' customers using toll-free numbers, to a customer service representative for service, order fulfillment or information. Outbound services, which consist of customer acquisition and customer retention services, represented approximately 27 percent of our CRM revenue.

Our operating costs consist principally of payroll and related costs; selling, general and administrative costs; and depreciation and amortization. Payroll and related expenses consist of wages and salaries, commissions, bonuses, and benefits for all of our employees, including management and administrative personnel. Selling, general and administrative expenses include telephone, postage and mailing costs, outside collection attorneys and other third-party collection services providers, and other collection costs, as well as expenses that directly support operations, including facility costs, equipment maintenance, sales and marketing, data processing, professional fees, and other management costs.

We have grown rapidly, through both internal growth as well as acquisitions. During 2004, we completed two acquisitions: the minority interest of NCO Portfolio Management, Inc., referred to as NCO Portfolio, in March 2004, and RMH Teleservices, Inc., referred to as RMH, in April 2004. The acquisition of RMH created our CRM division, which added $159.0 million to revenue and $4.6 million to net income from the date of acquisition through December 31, 2004.

In January 2005, we received notification from the Staff of the SEC that their interpretation of Staff Accounting Bulletin No. 104, referred to as SAB 104, was inconsistent with our long-standing policy with respect to the timing of revenue recognized on certain cash receipts related to contingency revenues. We previously recognized contingency fee revenue attributable to payments postmarked prior to the end of the period and received in the mail from the consumers on the first business day after such period as applicable to the prior reporting period. This revenue recognition policy had been in effect since prior to NCO becoming a public company and was consistently applied over time. We corrected our policy in order to recognize revenue when physically received. The impact of this correction was a $2.7 million reduction in revenue and a $947,000 reduction in net income, or $0.03 per diluted share, for the year ended December 31, 2004. No restatement of prior period financial statements was required for this correction.

In January 2005, we completed the acquisition of International Market Access SRL, a Barbados company that we previously utilized as a subcontractor. In February 2005, we began utilizing a subcontractor in Antigua to provide services for our U.S. clients.

Effective July 1, 2004, we reorganized our business segments to facilitate the expansion of our international operations. The Canadian ARM business, previously reported in ARM International, has been combined with ARM U.S., and this division has been renamed ARM North America. The United Kingdom subsidiary continues to operate as ARM International. The information presented below has been restated to reflect this reorganization.

Our business currently consists of four operating divisions: ARM North America, CRM, Portfolio Management and ARM International.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. We believe the following accounting policies and estimates that are the most critical and could have the most impact on our results of operations. For a discussion of these and other accounting policies, see note 2 in our Notes to Consolidated Financial Statements.

Goodwill and Other Intangible Assets

Our balance sheet includes amounts designated as "Goodwill" and "Other intangibles." Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition. Other intangible assets consist primarily of customer relationships and deferred financing costs, which relate to debt issuance costs incurred.

As of December 31, 2004, our balance sheet included goodwill and other intangibles that represented 54.7 percent and 2.3 percent of total assets, respectively, and 87.6 percent and 3.6 percent of shareholders' equity, respectively.

Goodwill is tested for impairment at least annually and as triggering events occur. The annual impairment test is completed as of October 1st of each year. The test for impairment is performed at the reporting unit level and involves a two-step approach, the first step identifies any potential impairment and the second step measures the amount of the impairment, if applicable. The first test for potential impairment uses a fair value based approach, whereby the implied fair value of a reporting unit's goodwill is compared to its carrying amount, if the fair value is less than the carrying amount, the reporting unit's goodwill would be considered impaired and we would be required to take a charge to earnings, which could be material. We did not record any impairment charges in connection with the annual impairment tests performed on October 1, 2004, 2003 and 2002, and we do not believe that goodwill was impaired as of December 31, 2004.

We make significant assumptions to estimate the future revenue and cash flows used to determine the fair value of our reporting units. These assumptions include future growth rates, discount factors, future tax rates, and other factors. If the expected revenue and cash flows are not realized, or if a sustained significant depression in our market capitalization indicates that our assumptions are not accurately estimating our fair value, impairment losses may be recorded in the future.

Revenue Recognition for Purchased Accounts Receivable

In the ordinary course of accounting for purchased accounts receivable, estimates have been made by management as to the amount of future cash flows expected from each portfolio. We have maintained historical collection records for all of our purchased accounts receivable, as well as debtor records, since our entrance into this business in 1991 and for the acquired predecessor business since 1986, which provides us a reasonable basis for our judgment that it is probable that we will ultimately collect the recorded amount of our purchased accounts receivable plus a premium or yield. The historical collection amounts also provide a reasonable basis for determining the timing of the collections. We use all available information to forecast the cash flows of our purchased accounts receivable including, but not limited to, historical collections, payment patterns on similar purchases, credit scores of the underlying debtors, seller's credit policies, and location of the debtor. The estimated future cash flow of each portfolio is used to compute the internal rate of return, referred to as the IRR, for each portfolio. The IRR is used to allocate collections between revenue and amortization of the carrying values of the purchased accounts receivable.

On an ongoing basis, we compare the historical trends of each portfolio to projected collections. Projected collections are then increased, within preset limits, or decreased based on the actual cumulative performance of each portfolio. We review each portfolio's adjusted projected collections to determine if further downward or upward adjustment is warranted. Management regularly reviews the trends in collection patterns and uses its best efforts to improve under-performing portfolios. However, actual results will differ from these estimates and a material change in these estimates could occur within one reporting period. For the year ended December 31, 2004, differences between actual and estimated collections on existing portfolios, as of the beginning of 2004, resulted in an increase in net income of $5.4 million, or $0.16 per diluted share. For the year ended December 31, 2003, differences between actual and estimated collections on existing portfolios, as of the beginning of 2003, resulted in a reduction in net income of $114,000 and no change in diluted earnings per share. For the year ended December 31, 2002, differences between actual and estimated collections on existing portfolios, as of the beginning of 2002, resulted in a reduction in net income of $3.0 million, or $0.10 per diluted share.

If management came to a different conclusion as to the future estimated collections, it could have had a significant impact on the amount of revenue that was recorded from the purchased accounts receivable during the year ended December 31, 2004. For example, a five percent increase in the amount of future expected collections would have resulted in a $536,000, or $0.02 per diluted share, increase in net income for 2004, and a five percent decrease in the amount of future expected collections would have resulted in an $589,000, or $0.02 per diluted share, reduction in net income for 2004.

On January 1, 2005, we adopted of AICPA Statement of Position 03-3 – Accounting for Certain Loans or Debt Securities Acquired in a Transfer, referred to as SOP 03-3. SOP 03-3 limits the revenue that may be accrued to the excess of the estimate of expected cash flows over a portfolio's initial cost. SOP 03-3 does not allow the original estimate of the effective interest, or the IRR, to be lowered for revenue recognition or for subsequent testing for provision for bad debts. If the original collection estimates are lowered, an allowance is established in the amount required to maintain the original IRR. If collection estimates are raised, increases are first used to recover any previously recorded allowances and then recognized prospectively through an increase in the IRR, which are realized over a portfolio's remaining life. Any increase in the IRR must be used for subsequent revenue recognition and allowance testing. Based on our adoption of SOP 03-3, for 2005, we expect that a five percent increase in the amount of future expected collections could result in an increase in net income of approximately $340,000, or $0.01 per diluted share, since increases in future expected collections are recognized over the portfolio's remaining life. A five percent decrease in the amount of future expected collections could result in a decrease in net income of approximately $2.4 million, or $0.07 per diluted share, since decreases in future expected collections are recognized in the current period. These projections are based upon the portfolios we have as of December 31, 2004.

Allowance for Doubtful Accounts

Allowances for doubtful accounts are estimated based on estimates of losses related to customer receivable balances. In establishing the appropriate provision for customer receivables balances, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. Generally, these individual credit assessments occur at regular reviews during the life of the exposure and consider factors such as a customer's ability to meet and sustain their financial commitments, a customer's current financial condition and historical payment patterns. Once the appropriate considerations referred to above have been taken into account, a determination is made as to the probability of default. An appropriate provision is made, which takes into account the severity of the likely loss on the outstanding receivable balance. Our level of reserves for our customer accounts receivable fluctuates depending upon all of the factors mentioned above, in addition to any contractual rights that allow us to reduce outstanding receivable balances through the application of future collections. If our estimate is not sufficient to cover actual losses, we would be required to take additional charges to our earnings.

Notes Receivable

As of December 31, 2004, our balance sheet included $17.7 million of notes receivable, recorded under current and long-term other assets, received in connection with the sale of certain businesses. We review the recoverability of these notes receivable on a quarterly basis to determine if an impairment charge is required. In completing our analysis, we make assumptions with respect to the future collectibility of the notes receivable. Our assumptions are based on assessments of an obligor's financial condition and historical payment patterns, as well as subjective factors and trends, including financial projections. Once the appropriate considerations referred to above have been taken into account, a determination is made as to the probability of default. If we determine that a default in the note receivable is probable, an impairment charge would be recorded to reduce the notes receivable to its recoverable value. If our assessment of the recoverability of the notes receivable is incorrect, we may need to incur additional impairment charges in the future.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

Our balance sheet includes deferred tax assets of $15.6 and $15.3 million for the assumed utilization of federal net operating loss carryforwards acquired in the merger with Creditrust Corporation, referred to as Creditrust, and the RMH acquisition, respectively. We believe that we will be able to utilize the net operating loss carryforwards so we have not reduced the deferred tax asset by a valuation allowance. However, we have provided a $13.7 million valuation allowance against the deferred tax asset for state net operating loss carryforwards due to the uncertainty that they can be realized. The utilization of net operating loss carryforwards is an estimate based on a number of factors beyond our control, including the level of taxable income available from successful operations in the future. If we are unable to utilize the federal net operating loss carryforwards, it may result in incremental tax expense in future periods.

Our annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of judgment and are based on the latest information available at the time. We are subject to audit within the federal, state and international taxing jurisdictions, and these audits can involve complex issues that may require an extended period of time to resolve. We maintain reserves for estimated tax exposures, which are ultimately settled primarily through the settlement of audits within these tax jurisdictions, changes in applicable tax law, or other factors. We believe that an appropriate liability has been established for estimated purposes, however actual results may differ from these estimates.

RESULTS OF OPERATIONS

The following table sets forth selected historical income statement data (amounts in thousands):

	For the years ended December 31,					
	2004		2003		2002	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
Revenue	$ 939,797	100.0 %	$ 753,816	100.0 %	$ 703,450	100.0 %
Payroll and related expenses	472,915	50.3	350,369	46.5	335,405	47.7
Selling, general and administrative expenses	324,187	34.5	282,268	37.4	249,672	35.5
Depreciation and amortization	40,225	4.3	31,628	4.2	27,324	3.9
Income from operations	102,470	10.9	89,551	11.9	91,049	12.9
Other expense	17,612	1.9	17,943	2.4	17,970	2.5
Income tax expense	32,389	3.4	26,732	3.6	27,702	3.9
Minority interest	606	0.1	2,430	0.3	3,218	0.5
Net income	**$ 51,863**	**5.5 %**	**$ 42,446**	**5.6 %**	**$ 42,159**	**6.0 %**

Year ended December 31, 2004 Compared to Year ended December 31, 2003

Revenue

Revenue increased $186.0 million, or 24.7 percent, to $939.8 million for 2004, from $753.8 million in 2003. ARM North America, CRM, Portfolio Management, and ARM International accounted for $732.6 million, $159.0 million, $98.0 million, and $13.6 million, respectively, of the 2004 revenue. ARM North America's revenue included $63.1 million of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation. ARM International's revenue included $398,000 of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation. The CRM division was formed in the second quarter of 2004 with the acquisition of RMH on April 2, 2004, and, accordingly, is not included in the results for 2003.

ARM North America's revenue increased $18.7 million, or 2.6 percent, to $732.6 million in 2004, from $713.9 million in 2003. The increase in ARM North America's revenue was partially attributable to an increase in fees from collection services performed for Portfolio Management, growth in business from existing clients and the addition of new clients.

As discussed above, we changed our revenue recognition policy in order to recognize revenue when physically received. The impact of this correction was a $2.7 million reduction in revenue for the year ended December 31, 2004.

ARM North America's revenue for 2004 and 2003 included revenue recorded from a long-term collection contract. The contract was amended so that we are required to pay the client the difference between the actual collections and guaranteed collections on May 31, 2004 and May 31, 2005, subject to limits of $6.0 million and $13.5 million, respectively. We defer all of the base service fees, subject to the limits, until the collections exceed the collection guarantees. At the end of each reporting period, we assess the need to record an additional liability if deferred fees are less than the estimated guarantee payments, if any, due to the client, subject to the limits. During 2004, ARM North America recognized $8.5 million of revenue that was deferred in previous years, on a net basis, compared to $4.2 million in 2003. Included in the 2003 revenue from the long-term collection contract was a $6.9 million benefit from the amendment to the contract. Any guarantee at the settlement dates in excess of the limits will be deducted from future bonuses, if any, as they are earned. We are not responsible to pay the client if future bonuses are inadequate to cover the additional guarantee. Had we not renegotiated the contract, the net effect of the long-term collection contract for 2003 would have been a negative impact of $2.7 million due to additional deferred revenue as a result of an increase in placements. As of December 31, 2004 and 2003, we had deferred sufficient revenue to meet our maximum exposure at the respective settlement dates. Accordingly, there will be no further deferrals of revenue under this contract.

Portfolio Management's revenue increased $22.5 million, or 29.9 percent, to $98.0 million in 2004, from $75.5 million in 2003. Portfolio Management's collections increased $26.1 million, or 17.3 percent, to $177.2 million in 2004, from $151.1 million in 2003. Portfolio Management's revenue represented 55 percent of collections in 2004, as compared to 50 percent of collections in 2003. Revenue increased due to the increase in collections resulting from a better collection environment, especially on certain large portfolios that continued to outperform expectations. In addition, the carrying amount of impaired portfolios decreased to $2.7 million, or 2.0 percent of total purchased accounts receivable as of December 31, 2004, from $15.4 million, or 10.3 percent as of December 31, 2003. No revenue was recorded on these portfolios since they are accounted for under the cost recovery method. Of the $2.7 million and $15.4 million of portfolios at December 31, 2004 and 2003, $2.1 million and $11.2 million, respectively, represented impaired portfolios, and $629,000 and $4.2 million, respectively, represented portfolios acquired in connection with the end of an on-balance sheet securitization. Additionally, included in collections for 2004 were $12.7 million of proceeds from the sale of portfolios and $5.2 million in proceeds from the dissolution and sale of an off-balance sheet securitization, compared to $7.6 million of proceeds from the sale of portfolios in 2003. However, proceeds from portfolio sales had a minimal impact on revenue since the majority of the proceeds were applied to the principal of purchased accounts receivable.

ARM International's revenue decreased $395,000, or 2.8 percent, to $13.6 million in 2004, from $14.0 million in 2003. The decrease in ARM International's revenue was primarily attributable to several delays by clients in the placement of accounts receivable during the third quarter of 2004, partially offset by favorable changes in the foreign currency exchange rates used to translate ARM International's results of operations into U.S. dollars.

Payroll and related expenses

Payroll and related expenses increased $122.5 million to $472.9 million in 2004, from $350.4 million in 2003, and increased as a percentage of revenue to 50.3 percent from 46.5 percent. These increases were primarily attributable to the CRM division, which was formed with the acquisition of RMH on April 2, 2004. The CRM business has a more significant portion of their expense structure in payroll and related expenses as compared to the ARM business.

ARM North America's payroll and related expenses increased $8.3 million to $349.4 million in 2004, from $341.1 million in 2003, and decreased slightly as a percentage of revenue to 47.7 percent from 47.8 percent. A portion of the decrease in payroll and related expenses as a percentage of revenue was attributable to the recognition of $8.5 million of previously deferred revenue, on a net basis, from the long-term collection contract that was recorded during 2004, as compared to $4.2 million of previously deferred revenue, on a net basis, that was recorded during 2003. Since the expenses associated with this revenue are expensed as incurred, the recognition of previously deferred revenue decreases the payroll and related expenses as a percentage of revenue. The decrease in payroll and related expenses as a percentage of revenue was also partially due to the shift of more of our collection work to outside attorneys and other third-party service providers, and the continued rationalization of staff. This shift was associated with the continuing efforts to maximize collections for clients. The costs associated with the increase in the use of outside attorneys and other third-party service providers are included in selling, general and administrative expenses.

Portfolio Management's payroll and related expenses increased $361,000 to $2.1 million in 2004, from $1.7 million in 2003, but decreased as a percentage of revenue to 2.1 percent from 2.3 percent. Portfolio Management outsources all of the collection services to ARM North America and, therefore, has a relatively small fixed payroll cost structure. The decrease in payroll and related expenses as a percentage of revenue was due to the absorption of the fixed payroll costs over a larger revenue base.

ARM International's payroll and related expenses increased $340,000 to $7.9 million in 2004, from $7.6 million in 2003, and increased as a percentage of revenue to 58.2 percent from 54.1 percent. The increase as a percentage of revenue was attributable to the absorption of the fixed payroll expenses over a smaller revenue base.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $41.7 million to $324.0 million in 2004, from $282.3 million in 2003, but decreased as a percentage of revenue to 34.5 percent from 37.4 percent. The increase in selling, general and administrative expense in 2004 was due primarily to the CRM division, which was formed with the acquisition of RMH on April 2, 2004, as well as an increase in ARM North America due to a higher volume of business. The decrease in selling, general and administrative expenses as a percentage of revenue was partially attributable to the CRM division, which has a more significant portion of their expense structure in payroll and related expenses as compared to the ARM business. Partially offsetting the decrease as a percentage of revenue was an increase in the use of outside collection attorneys and other third-party service providers by ARM North America.

Depreciation and amortization

Depreciation and amortization increased to $40.2 million in 2004, from $31.6 million in 2003. This increase was primarily attributable to $5.8 million of additional depreciation resulting from the assets acquired in the RMH acquisition. The remainder of the increase was attributable to the amortization of the customer relationships acquired in the RMH acquisition.

Other income (expense)

Interest and investment income included investment income of $1.6 million for 2004, as compared to $2.2 million for 2003, from its 50 percent ownership interest in a joint venture that purchases utility, medical and other various small balance accounts receivable. Interest expense decreased to $21.2 million for 2004, from $23.0 million for 2003. This decrease was due to lower principal balances as a result of debt repayments made against the credit facility during 2004 and 2003. The decrease was partially offset by Portfolio Management's additional nonrecourse borrowings to purchase accounts receivable. Other income (expense) for 2004 principally included $621,000 of proceeds from an insurance policy related to a deferred compensation plan assumed as part of the acquisition of FCA International Ltd. in May 1998, and $157,000 in losses on the disposal of fixed assets and other net assets. Other income for 2003 included: $476,000 of income from our ownership interest in one of our insurance carriers that was sold; $402,000 of proceeds from an insurance policy related to a deferred compensation plan assumed as part of the acquisition of FCA International Ltd. in May 1998; and $250,000 of income from a partial recovery from a third party of an environmental liability.

Income taxes

The effective income tax rate increased to 38.2 percent from 37.3 percent due mainly to changes in state and other income taxes offset by positive effects from two concluded IRS audits.

Year ended December 31, 2003 Compared to Year ended December 31, 2002

Revenue

Revenue increased $50.3 million, or 7.2 percent, to $753.8 million for 2003, from $703.5 million in 2002. ARM North America, Portfolio Management, and ARM International accounted for $713.9 million, $75.5 million, and $14.0 million, respectively, of the 2003 revenue. ARM North America's revenue included $49.1 million of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation. ARM International's revenue included $425,000 of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation.

ARM North America's revenue increased $50.2 million, or 7.6 percent, to $713.9 million in 2003, from $663.7 million in 2002. The increase in ARM North America's revenue was partially attributable growth in business from existing clients and the addition of new clients. The increase was also a result of the acquisitions of Great Lakes Collection Bureau, Inc., referred to as Great Lakes, collection operations in August 2002 and The Revenue Maximization Group, Inc., referred to as RevGro, in December 2002. Great Lakes contributed $20.9 million to ARM North America's 2003 revenue, compared to $9.1 million for the period from August 19, 2002 to December 31, 2002. RevGro contributed $20.4 million to ARM North America's 2003 revenue compared to $1.7 million for the period from December 2, 2002 to December 31, 2002. An increase in fees from collection services performed for Portfolio Management also contributed to the increase. These additional fees from Portfolio Management included the fees from servicing the Great Lakes portfolio acquired by NCO Portfolio in August 2002.

ARM North America's revenue for 2003 and 2002 included revenue recorded from a long-term collection contract. The method of recognizing revenue for this long-term collection contract deferred certain revenues into future periods until collections exceed collection guarantees. During 2003, ARM North America recognized $4.2 million of previously deferred revenue, on a net basis, compared to $8.3 million in 2002. Included in the 2003 revenue from the long-term collection contract was a $6.9 million benefit from an amendment to the contract. The amendment limited our exposure on the guarantee component of the contract to a maximum of $19.5 million at the last two settlement dates ($6.0 million at the May 31, 2004 settlement and $13.5 million at the May 31, 2005 settlement). Had we not amended the contract, the net effect of the long-term collection contract for 2003 would have been a negative impact of $2.7 million due to additional deferred revenue as a result of an increase in placements. As of December 31, 2003, we had deferred sufficient revenue to meet our maximum exposure at the respective settlement dates. Accordingly, there will be no further deferrals of revenue under this contract.

Portfolio Management's revenue increased $12.1 million, or 19.1 percent, to $75.5 million in 2003, from $63.4 million in 2002. Portfolio Management's collections increased $34.7 million, or 29.8 percent, to $151.1 million in 2003, from $116.4 million in 2002. Portfolio Management's revenue represented 50 percent of collections in 2003, as compared to 54 percent of collections in 2002. Revenue increased due to the increase in collections from new purchases, including the Great Lakes portfolio. The effect of the increase in collections on revenue was partially offset by the decrease in revenue recognition rate. Revenue as a percentage of collections declined principally due to a number of factors, including an increase in the average age of the portfolios, timing of collections, and lower targeted returns on more recent portfolios due to the economic environment. In addition, portfolios with $15.4 million in carrying value, or 10.3 percent of total purchased accounts receivable as of December 31, 2003, were being accounted for under the cost recovery method, compared to $5.8 million, or 3.9 percent as of December 31, 2002. Accordingly, no revenue was recorded on these portfolios. Of the $15.4 million of portfolios, $11.2 million represented impaired portfolios, and $4.2 million represented portfolios acquired in connection with the elimination of an off-balance sheet securitization. Additionally, included in collections for 2003 were $7.6 million of proceeds from the sale of accounts, compared to $3.7 million in 2002.

ARM International's revenue increased $2.1 million, or 17.6 percent, to $14.0 million in 2003, from $11.9 million in 2002. The increase in ARM International's revenue was primarily attributable to favorable changes in the foreign currency exchange rates used to translate ARM International's results of operations into U.S. dollars. In addition, a portion of the increase was attributable to the addition of new clients and growth in business from existing clients.

Payroll and related expenses

Payroll and related expenses increased $15.0 million to $350.4 million in 2003, from $335.4 million in 2002, but decreased as a percentage of revenue to 46.5 percent from 47.7 percent.

ARM North America's payroll and related expenses increased $13.4 million to $341.1 million in 2003, from $327.7 million in 2002, but decreased as a percentage of revenue to 47.8 percent from 49.3 percent. The decrease in payroll and related expenses as a percentage of revenue was partially due to the shift of more of our collection work to outside attorneys and other third-party service providers, and the continued rationalization of staff. This shift was associated with the continuing efforts to maximize collections for clients. The costs associated with the increase in the use of outside attorneys and other third-party service providers are included in selling, general and administrative expenses. A portion of the decrease in the percentage of revenue was offset by the recognition of $4.2 million of previously deferred revenue, on a net basis, from the long-term collection contract that was recorded during 2003, as compared to $8.3 million of previously deferred revenue, on a net basis, that was recorded during 2002. Since the expenses associated with this revenue are expensed as incurred, the recognition of previously deferred revenue decreases the payroll and related expenses as a percentage of revenue.

Portfolio Management's payroll and related expenses increased $202,000 to $1.7 million in 2003, from $1.5 million in 2002, but decreased as a percentage of revenue to 2.3 percent from 2.4 percent. Portfolio Management outsources all of the collection services to ARM North America and, therefore, has a relatively small fixed payroll cost structure.

ARM International's payroll and related expenses increased $1.4 million to $7.6 million in 2003, from $6.2 million in 2002, and increased as a percentage of revenue to 54.1 percent from 52.1 percent. The increase as a percentage of revenue was attributable to increased staffing levels compared to the prior year, due to an increased volume of new business during the year.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $32.6 million to $282.3 million in 2003, from $249.7 million in 2002, and increased as a percentage of revenue to 37.4 percent from 35.5 percent. The increase in the percentage of revenue was partially attributable to the recognition of $4.2 million of previously deferred revenue, on a net basis, from the long-term collection contract that was recorded during 2003, as compared to $8.3 million of previously deferred revenue, on a net basis, that was recorded during 2002. Since the expenses associated with this revenue are expensed as incurred, the recognition of previously deferred revenue decreases the payroll and related expenses as a percentage of revenue. A portion of the increase in the percentage of revenue was attributable to the shift of more of the collection work to outside attorneys and other third-party service providers.

Depreciation and amortization

Depreciation and amortization increased to $31.6 million in 2003, from $27.3 million in 2002. This increase was the result of additional depreciation resulting from normal capital expenditures made in the ordinary course of business during 2002 and 2003. These capital expenditures included expenditures related to the relocation of our corporate headquarters and purchases of predictive dialers and other equipment required to expand our infrastructure to handle future growth. The increase was also attributable to the amortization of the customer relationships acquired in the Great Lakes and RevGro acquisitions.

Other income (expense)

Interest and investment income included investment income of $2.2 million for 2003, as compared to $762,000 for 2002, from its 50 percent ownership interest in a joint venture that purchases utility, medical and other various small balance accounts receivable. Interest expense increased to $23.0 million for 2003, from $21.0 million for 2002. This increase was due to Portfolio Management's additional nonrecourse borrowings to purchase accounts receivable, including the $20.6 million of borrowings to purchase Great Lakes' accounts receivable portfolios. This increase was partially offset by lower interest rates and lower principal balances as a result of debt repayments made in excess of borrowings against the credit facility during 2002 and 2003. Other income for 2003, included: $476,000 of income from our ownership interest in one of our insurance carriers that was sold; $402,000 gain related to a benefit from a deferred compensation plan assumed as part of the acquisition of FCA International Ltd. in May 1998; and $250,000 of income from a partial recovery from a third party of an environmental liability. Other expense for 2002 included: an expense of $1.3 million from the estimated settlement of the environmental liability, net of a $305,000 recovery from a third party; a $1.3 million insurance gain that resulted from the settlement of the insurance claim related to the June 2001 flood of the Fort Washington facilities; and a $250,000 write-down of an investment. The insurance gain was principally due to greater than estimated insurance proceeds.

LIQUIDITY AND CAPITAL RESOURCES

Historically, our primary sources of cash have been bank borrowings, equity and debt offerings, and cash flows from operations. Cash has been used for acquisitions, repayments of bank borrowings, purchases of equipment, purchases of accounts receivable, and working capital to support our growth.

We believe that funds generated from operations, together with existing cash and available borrowings under our credit agreement, will be sufficient to finance our current operations, planned capital expenditure requirements, and internal growth at least through the next twelve months. However, we could require additional debt or equity financing if we were to make any significant acquisitions for cash during that period.

The cash flow from our contingency collection business and our purchased portfolio business is dependent upon our ability to collect from consumers and businesses. Many factors, including the economy and our ability to hire and retain qualified collectors and managers, are essential to our ability to generate cash flows. Fluctuations in these trends that cause a negative impact on our business could have a material impact on our expected future cash flows.

Cash Flows from Operating Activities

Cash provided by operating activities was $99.0 million in 2004, compared to $101.1 million in 2003. The slight decrease in cash provided by operating activities was due to an increase in other assets of $13.5 million compared to a decrease of $1.7 million for 2003, a decrease in accounts payable and accrued expenses of $17.8 million compared to a decrease of $6.6 million in the prior year, and a $10.2 million deposit we received in 2003 in connection with a long-term collection contract. These items were offset by increases in net income and noncash expenses, a transfer of $4.9 million out of restricted cash to repay a portion of the securitized nonrecourse debt in 2004 compared to a transfer of $4.9 million into restricted cash in 2003, and a $28.7 million increase in deferred income taxes compared to an $18.8 million increase in 2003.

Cash provided by operating activities was $101.1 million in 2003, compared to $64.0 million in 2002. The increase in cash provided by operations was partially attributable to a $6.6 million decrease in accounts payable and accrued expenses, as compared to a $19.5 million decrease for the same period in the prior year. The decrease in 2002 was primarily attributable to the payment of certain accruals made in connection with the $23.8 million of charges incurred during the second and third quarter of 2001, in connection with the flood and restructuring. The increase in cash provided by operations was also attributable to a $6.0 million deposit made in the first quarter of 2002, in connection with a long-term collection contract. This deposit was part of the $10.2 million we received in July 2003 in connection with the long-term collection contract. An increase in deferred tax liabilities also contributed to the increase. A portion of the increases in cash provided by operations was offset by an overpayment of income taxes due to favorable tax adjustments during 2003 and an increase in restricted cash related to NCO Portfolio's securitized debt.

Cash Flows used in Investing Activities

Cash used in investing activities was $1.5 million in 2004, compared to cash provided by investing activities of $10.0 million in 2003. Cash flows from investing activities do not include Portfolio Management's purchases of large accounts receivable portfolios financed through an agreement we have with a lender. It is a noncash transaction since the lender sends payment directly to the seller of the accounts (see note 16 to our Notes to Consolidated Financial Statements). The increase in cash used in investing activities was primarily attributable to cash paid for acquisitions and acquisition related costs incurred in connection with the acquisitions of RMH and the minority interest of NCO Portfolio and higher purchases of property and equipment in 2004. These increases were offset in part by higher collections applied to purchased accounts receivable and lower purchases of accounts receivable, not financed through the previously mentioned agreement.

Cash provided by investing activities was $10.0 million in 2003, compared to cash used in investing activities of $39.5 million in 2002. Cash flows from investing activities do not include Portfolio Management's purchases of large accounts receivable portfolios financed through an agreement we have with a lender. It is a noncash transaction since the lender sends payment directly to the seller of the accounts (see note 16 to our Notes to Consolidated Financial Statements). The decrease in cash used in investing activities was primarily attributable to the $28.0 million of net cash paid during 2002 in connection with the acquisition of Great Lakes in August 2002 and RevGro in December 2002. The decrease was also due to higher purchases of property and equipment during 2002 and higher collections on the purchased accounts receivable. The increase in collections was due to collections from accounts receivables purchased during 2003 and 2002, including the portfolio acquired from Great Lakes.

Cash Flows used in Financing Activities

Cash used in financing activities was $119.5 million in 2004, compared to $92.2 million in 2003. Cash flows from financing activities do not include Portfolio Management's borrowings under nonrecourse debt, used to purchase large accounts receivable portfolios financed through an agreement we have with a lender. It is a noncash transaction since the lender sends payment directly to the seller of the accounts (see note 16 to our Notes to Consolidated Financial Statements). The increase in cash used in financing activities during 2004 resulted from the repayment of a note payable and capitalized leases assumed in connection with the RMH acquisition, higher repayments of borrowings under nonrecourse debt by Portfolio Management, and higher repayments of borrowings under our senior credit facility. These repayments were partially offset by higher proceeds from the exercise of stock options in 2004.

Cash used in financing activities was $92.2 million in 2003, compared to $31.9 million in 2002. Cash flows from financing activities do not include Portfolio Management's borrowings under nonrecourse debt, used to purchase large accounts receivable portfolios financed through an agreement we have with a lender. It is a noncash transaction since the lender sends payment directly to the seller of the accounts (see note 16 to our Notes to Consolidated Financial Statements). The increase in cash used in financing activities during 2003 resulted from higher repayments of borrowings under our senior credit facility, nonrecourse debt used to purchase large accounts receivable portfolios, and securitized debt assumed as part of the Creditrust merger. The increase in cash used in financing activities was also attributable to borrowings under the revolving credit facility made during 2002 to fund the acquisitions of Great Lakes' collection operations and RevGro.

Senior Credit Facility

We have a $200 million senior credit facility with various participating lenders. The senior credit facility was originally structured as a $150 million term loan and a $50 million revolving credit facility. The maturity date is March 15, 2006, referred to as the Maturity Date. We are required to make quarterly repayments of $6.3 million on the term loan until the Maturity Date. In 2004, we repaid $45 million in excess of the requirements. The remaining balance outstanding under the term loan and the balance under the revolving credit facility will become due on the Maturity Date. At December 31, 2004, the balance outstanding on the term loan was $62.5 million. The availability of the revolving credit facility is reduced by any unused letters of credit. As of December 31, 2004, we had unused letters of credit of $1.6 million and had remaining availability of $48.4 million under the revolving credit facility.

The credit agreement contains certain financial and other covenants, such as maintaining net worth and funded debt to EBITDA requirements, and includes restrictions on, among other things, acquisitions, the incurrence of additional debt, the issuance of equity, and distributions to shareholders. If an event of default, such as failure to comply with covenants, material adverse change, or change of control, were to occur under the credit agreement, the lenders would be entitled to declare all amounts outstanding under it immediately due and payable. As of December 31, 2004, we were in compliance with all required financial covenants and we were not aware of any events of default.

Convertible Notes

At December 31, 2004, we had $125.0 million aggregate principal amount of 4.75 percent convertible subordinated notes due April 15, 2006, referred to as the Notes. The Notes are convertible into our common stock at a conversion price of $32.92 per share. We believe that we will have sufficient liquidity to repay the Notes upon maturity in April 2006.

Nonrecourse Credit Facility

Portfolio Management has a four-year financing agreement with a lender that expires August 2006 to provide financing for larger purchases of accounts receivable at 90 percent of the purchase price, unless otherwise negotiated. The lender, at their sole discretion, has the right to finance any purchase of $4.0 million or more. The lender may or may not choose to finance a transaction. This agreement gives Portfolio Management the financing to purchase larger portfolios that they may not otherwise be able to purchase, and has no minimum or maximum credit authorization. Borrowings carry interest at the prime rate plus 3.25 percent (prime rate was 5.25 percent at December 31, 2004) and are nonrecourse to us, except for the assets financed through the lender. Debt service payments equal total collections less servicing fees and expenses until each individual borrowing is fully repaid and Portfolio Management's original investment is returned, including interest. Thereafter, the lender is paid a residual of 40 percent of collections, less servicing costs, unless otherwise negotiated. Individual loans are required to be repaid based on collections, but not more than two years from the date of borrowing. This loan agreement contains a collections performance requirement, among other covenants, that, if not met, provides for cross-collateralization with any other portfolios financed through the agreement, in addition to other remedies. Total debt outstanding under this facility as of December 31, 2004, was $39.8 million, including a $5.6 million embedded derivative representing the accrued residual interest. As of December 31, 2004, Portfolio Management was in compliance with all of the financial covenants.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2004 (amounts in thousands). For a detailed discussion of these contractual obligations, see notes 9, 10 and 18 in our Notes to Consolidated Financial Statements. The following contractual obligations do not include any contractual obligations of the equity investment described below.

	Payments Due by Period				
	Total	*Less than 1 Year*	*1 to 3 Years*	*3 to 5 Years*	*More than 5 Years*
Convertible notes [1]	$ 125,000	$ -	$ 125,000	$ -	$ -
Senior credit facility	62,500	25,000	37,500	-	-
Nonrecourse credit facility	39,786	20,842	16,358	2,586	-
Securitized debt	8,158	8,158	-	-	-
Other	15,579	10,684	4,476	152	267
Operating leases [2]	186,262	38,111	58,724	40,720	48,707
Purchase commitments	95,063	36,426	56,257	2,380	-
Long-term collection contract, net of prepayments	7,625	7,625	-	-	-
Total contractual obligations	**$ 539,973**	**$ 146,846**	**$ 298,315**	**$ 45,838**	**$ 48,974**

(1) Assumes that the convertible notes are not converted into common stock prior to the maturity date.
(2) Does not include the leases from our former Fort Washington locations (see note 18 in our Notes to Consolidated Financial Statements).

EQUITY INVESTMENT

Portfolio Management has a 50 percent ownership interest in a joint venture, InoVision-MEDCLR-NCOP Ventures, LLC, referred to as the Joint Venture, with IMNV Holdings, LLC, referred to as IMNV. The Joint Venture was established in 2001 to purchase utility, medical and other various small balance accounts receivable and is accounted for using the equity method of accounting. Included in "other assets" on the balance sheets was Portfolio Management's investment in the Joint Venture of $3.9 million and $4.0 million as of December 31, 2004 and 2003, respectively. Portfolio Management does not have an obligation to invest further in the Joint Venture. Included in the statements of income, in "interest and investment income," was $1.6 million, $2.2 million and $762,000 for the years ended December 31, 2004, 2003 and 2002, respectively, representing Portfolio Management's 50 percent share of operating income from this unconsolidated subsidiary.

MARKET RISK

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, and changes in corporate tax rates. We employ risk management strategies that may include the use of derivatives, such as interest rate swap agreements, interest rate ceilings and floors, and foreign currency forwards and options to manage these exposures.

Foreign Currency Risk

Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which we are exposed include the Canadian dollar, the British pound and the Philippine peso. Due to the growth of the Canadian operations, we currently use forward exchange contracts to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such contracts will be adversely affected by changes in exchange rates. Our objective is to maintain economically balanced currency risk management strategies that provide adequate downside protection. In the third quarter of 2004 and continuing into the fourth quarter, the U.S. dollar continued to weaken compared to the Canadian dollar. A five percent change in the Canadian exchange rate could have an annual impact of approximately $4.0 million on our business, excluding the impact of foreign currency hedges.

Interest Rate Risk

At December 31, 2004, we had $110.4 million in outstanding variable rate borrowings. A material change in interest rates could adversely affect our operating results and cash flows. A 25 basis-point increase in interest rates could increase our annual interest expense by $125,000 for each $50 million of variable debt outstanding for the entire year.

IMPACT OF RECENTLY ISSUED AND PROPOSED ACCOUNTING PRONOUNCEMENTS

FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment."

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," referred to as SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," referred to as APB 25. SFAS 123R requires that the cost of all share-based payments to employees, including stock option grants, be recognized in the financial statements based on their fair values, as currently permitted but not required under SFAS 123. The standard will apply to newly granted awards and previously granted awards that are not fully vested on the date of adoption. SFAS 123R is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Accordingly, we will adopt the standard on July 1, 2005.

Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used when the standard is adopted. Transition methods allowed under the standard are retrospective adoption, in which prior periods my be restated either as of the beginning of the year of adoption or for all periods presented, or prospective adoption, which requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS 123R. We are currently evaluating the requirements of SFAS 123R and have not yet determined the method of adoption.

We currently account for stock option grants to employees under APB 25 using the intrinsic value method, as permitted by SFAS 123. Under APB 25, because the exercise price of the stock options equals the fair value of the underlying common stock on the date of grant, no compensation cost is recognized. Since SFAS 123R requires the recognition of compensation expense, we expect that the adoption of SFAS 123R could have a material adverse effect on our results of operations.

FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004."

In December 2004 the FASB issued FSP No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," referred to as FAS 109-2, in response to the American Jobs Creation Act of 2004, referred to as the Act, which was signed into law by the President in October 2004. The Act allows U.S. companies a one-time tax deduction of 85 percent of certain foreign earnings that are repatriated to the United States. FAS 109-2 provides accounting and disclosure guidance for this repatriation provision, and provides additional time, beyond the financial reporting period of enactment, for companies to evaluate the effect of the Act for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." We will not repatriate any foreign earnings under this provision and will continue to reinvest the earnings of our foreign subsidiaries indefinitely. Accordingly, we have not provided for U.S. deferred income taxes on the undistributed earnings of our foreign subsidiaries.

SOP 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer."

In October 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer," referred to as SOP 03-3. SOP 03-3 addresses accounting for differences between contractual balances of an investor's initial investment, or the face value, of certain acquired loans and the expected cash flows from those loans when such differences are attributable, in part, to credit quality. SOP 03-3 applies to our purchased accounts receivable portfolios and effective for portfolios acquired in fiscal years beginning after December 15, 2004, and amends Practice Bulletin No. 6 for portfolios acquired in fiscal years before the effective date.

Under SOP 03-3, if the collection estimates established when acquiring a portfolio are subsequently lowered, an allowance for impairment and a corresponding expense is established in the current period for the amount required to maintain the original internal rate of return, or "IRR," expectations. Prior guidance required lowering the IRR for the remaining life of the portfolio. If collection estimates are raised, increases are first used to recover any previously recorded allowances and the remainder is recognized prospectively through an increase in the IRR. This updated IRR must be used for subsequent impairment testing.

We adopted SOP 03-3 on January 1, 2005, however previously issued annual financial statements will not be restated and there is no prior period effect of these new provisions. Portfolios acquired prior to December 31, 2004 will continue to be governed by PB6, as amended by SOP 03-3, which will set the IRR at December 31,

2004 as the IRR to be used for impairment testing in the future. Because any reductions in expectations are recognized as an expense in the current period and any increases in expectations are recognized over the remaining life of the portfolio, SOP 03-3 increases the probability that we will incur impairments in the future, and these impairments could be material.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities"

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," referred to as FIN 46. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 defines variable interest entities and requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns, or both. Effective March 31, 2004, we adopted FIN 46. We have $15.6 million of notes receivable included in our balance sheet under current and long-term other assets as of December 31, 2004, from two separate companies that we previously owned. Under FIN 46, the companies that issued these notes receivable are considered variable interest entities. Based on our evaluation of these variable interest entities, we are not the primary beneficiary of either of these companies; therefore, we are not required to consolidate theses entities under FIN 46.

Consolidated Balance Sheets (Amounts in thousands)

ASSETS	December 31, 2004	2003
Current assets:		
Cash and cash equivalents	$ 26,334	$ 45,644
Restricted cash	900	5,850
Accounts receivable, trade, net of allowance for doubtful accounts of $7,878 and $7,447, respectively	104,699	80,640
Purchased accounts receivable, current portion	50,388	59,371
Deferred income taxes	18,911	12,280
Bonus receivable, current portion	10,325	7,646
Prepaid expenses and other current assets	34,282	18,021
Total current assets	245,839	229,452
Funds held on behalf of clients		
Property and equipment, net	114,256	74,085
Other assets:		
Goodwill	609,562	506,370
Other intangibles, net of accumulated amortization	25,054	12,375
Purchased accounts receivable, net of current portion	88,469	93,242
Bonus receivable, net of current portion	-	320
Other assets	30,709	30,267
Total other assets	753,794	642,574
Total assets	**$ 1,113,889**	**$ 946,111**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Long-term debt, current portion	$ 64,684	$ 66,523
Income taxes payable	11,946	-
Accounts payable	5,022	4,281
Accrued expenses	53,472	25,901
Accrued compensation and related expenses	21,424	15,601
Deferred revenue, current portion	18,821	10,737
Total current liabilities	175,369	123,043
Funds held on behalf of clients		
Long-term liabilities:		
Long-term debt, net of current portion	186,339	248,964
Deferred revenue, net of current portion	955	13,819
Deferred income taxes	36,174	38,676
Other long-term liabilities	19,451	4,344
Minority interest	-	26,848
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value, 5,000 shares authorized, no shares issued and outstanding	-	-
Common stock, no par value, 50,000 shares authorized, 32,078 and 25,988 shares issued and outstanding, respectively	473,410	323,511
Other comprehensive income	13,526	6,646
Deferred compensation	(3,458)	-
Retained earnings	212,123	160,260
Total shareholders' equity	695,601	490,417
Total liabilities and shareholders' equity	**$ 1,113,889**	**$ 946,111**

See accompanying notes.

Consolidated Statements of Income (Amounts in thousands, except per share data)

	For the Years Ended December 31,		
	2004	2003	2002
Revenue	$ 939,797	$ 753,816	$ 703,450
Operating costs and expenses:			
Payroll and related expenses	472,915	350,369	335,405
Selling, general and administrative expenses	324,187	282,268	249,672
Depreciation and amortization expense	40,225	31,628	27,324
Total operating costs and expenses	837,327	664,265	612,401
Income from operations	102,470	89,551	91,049
Other income (expense):			
Interest and investment income	3,185	3,927	3,222
Interest expense	(21,244)	(22,998)	(20,976)
Other income (expense)	447	1,128	(216)
Total other income (expense)	(17,612)	(17,943)	(17,970)
Income before income tax expense	84,858	71,608	73,079
Income tax expense	32,389	26,732	27,702
Income before minority interest	52,469	44,876	45,377
Minority interest	(606)	(2,430)	(3,218)
Net income	**$ 51,863**	**$ 42,446**	**$ 42,159**
Net income per share:			
Basic	$ 1.71	$ 1.64	$ 1.63
Diluted	$ 1.60	$ 1.54	$ 1.54
Weighted average shares outstanding:			
Basic	30,397	25,934	25,890
Diluted	34,652	29,895	29,829

See accompanying notes.

Consolidated Statements of Shareholders' Equity (Amounts in thousands)

	Common Stock						
	Number of Shares	Amount	Comprehensive Income (Loss)	Other Deferred Compensation	Retained Earnings	Comprehensive Income (Loss)	Total
Balance, January 1, 2002	**25,816**	**$ 320,993**	**$ (4,346)**	**$ -**	**$ 75,655**		**$ 392,302**
Issuance of common stock	92	831	-	-	-		831
Comprehensive income, net of tax: Net income	-	-	-	-	42,159	$ 42,159	42,159
Other comprehensive income (loss): Foreign currency translation adjustment	-	-	930	-	-	930	930
Unrealized loss on interest rate swap	-	-	(460)	-	-	(460)	(460)
Total comprehensive income						$ 42,629	
Balance, December 31, 2002	**25,908**	**321,824**	**(3,876)**	**-**	**117,814**		**435,762**
Issuance of common stock	80	1,687	-	-	-		1,687
Comprehensive income, net of tax: Net income	-	-	-	-	42,446	$ 42,446	42,446
Other comprehensive income (loss): Foreign currency translation adjustment	-	-	10,062	-	-	10,062	10,062
Unrealized gain on interest rate swap	-	-	460	-	-	460	460
Total comprehensive income						$ 52,968	
Balance, December 31, 2003	**25,988**	**323,511**	**6,646**	**-**	**160,260**		**490,417**
Issuance of common stock in connection with acquisitions	5,184	128,699	-	-	-		128,699
Issuance of common stock in connection with stock option plans	890	16,763	-	-	-		16,763
Exercise of common stock warrants	16	296	-	-	-		296
Issuance of restricted stock	-	4,141	-	(4,141)	-		-
Amortization of deferred compensation	-	-	-	683	-		683
Comprehensive income, net of tax: Net income	-	-	-	-	51,863	$ 51,863	51,863
Other comprehensive income (loss): Foreign currency translation adjustment	-	-	6,593	-	-	6,593	6,593
Change in fair value of foreign currency cash flow hedge, net of taxes of $158	-	-	287	-	-	287	287
Total comprehensive income						$ 58,743	
Balance, December 31, 2004	**32,078**	**$ 473,410**	**$ 13,526**	**$ (3,458)**	**$ 212,123**		**$ 695,601**

▷ Consolidated Statements of Cash Flows (Amounts in thousands)

	For the Years Ended December 31,		
	2004	**2003**	**2002**
Cash flows from operating activities:			
Net income	$ 51,863	$ 42,446	$ 42,159
Adjustments to reconcile income from operations to net cash provided by operating activities:			
Depreciation	32,800	27,035	24,162
Amortization of intangibles	7,425	4,593	3,162
Amortization of deferred compensation	683	-	-
Amortization of deferred training asset	1,918	-	-
Provision for doubtful accounts	2,321	4,816	8,293
Impairment of purchased accounts receivable	948	1,751	1,999
Accrued noncash interest	6,182	4,922	2,032
Loss (gain) on disposal of property, equipment and other net assets	157	386	(847)
Changes in non-operating income	(1,591)	(2,642)	(512)
Minority interest	606	2,421	3,218
Changes in operating assets and liabilities, net of acquisitions:			
Restricted cash	4,950	(4,950)	225
Accounts receivable, trade	(2,715)	1,707	(2,368)
Deferred income taxes	28,675	18,816	12,572
Bonus receivable	(2,359)	8,026	(11,663)
Other assets	(13,468)	1,655	4,122
Accounts payable and accrued expenses	(17,845)	(6,561)	(19,517)
Income taxes payable	545	(4,008)	2,127
Deferred revenue	(4,780)	790	(2,597)
Other long-term liabilities	2,704	(147)	(2,562)
Net cash provided by operating activities	99,019	101,056	64,005
Cash flows from investing activities:			
Purchases of accounts receivable	(43,549)	(48,106)	(46,177)
Collections applied to principal of purchased accounts receivable	86,761	77,386	58,351
Purchases of property and equipment	(27,188)	(20,498)	(27,331)
Net distribution from joint venture	2,083	1,540	-
Proceeds from notes receivable	1,403	394	1,000
Proceeds from disposal of property, equipment and other net assets	1,013	-	2,633
Net cash paid for acquisitions and acquisition related costs	(21,981)	(720)	(27,966)
Net cash (used in) provided by investing activities	(1,458)	9,996	(39,490)
Cash flows from financing activities:			
Repayment of notes payable	(64,814)	(30,947)	(18,606)
Borrowings under notes payable	-	750	-
Repayment of borrowings under revolving credit agreement	(70,000)	(61,680)	(47,620)
Borrowings under revolving credit agreement	-	1,000	34,170
Payment of fees to acquire debt	(103)	(2,899)	(552)
Issuance of common stock, net of taxes	15,375	1,531	747
Net cash used in financing activities	(119,542)	(92,245)	(31,861)
Effect of exchange rate on cash	2,671	1,678	344
Net (decrease) increase in cash and cash equivalents	(19,310)	20,485	(7,002)
Cash and cash equivalents at beginning of the period	45,644	25,159	32,161
Cash and cash equivalents at end of the period	**$ 26,334**	**$ 45,644**	**$ 25,159**

See accompanying notes.

▷ Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS:

NCO Group, Inc. (the "Company" or "NCO") is a global provider of business process outsourcing services, primarily focused on accounts receivable management, referred to as ARM and customer relationship management, referred to as CRM. NCO provides services to more than 24,000 active clients including many Fortune 500 companies, supporting a broad spectrum of industries, including financial services, telecommunications, healthcare, utilities, retail and commercial, transportation/logistics, education, technology and government services. These clients are primarily located throughout the United States, Canada, the United Kingdom, and Puerto Rico. The Company's largest client during 2004 was Capital One Financial Corporation and it represented 10.4 percent of the Company's 2004 consolidated revenue. The Company also purchases and manages past due consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, and other consumer-oriented companies.

The Company's business consisted of four operating divisions: ARM North America, CRM, Portfolio Management and ARM International.

2. ACCOUNTING POLICIES:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and all affiliated subsidiaries and entities controlled by the Company. All intercompany accounts and transactions have been eliminated. The Company does not control InoVision-MEDCLR-NCOP Ventures, LLC (see note 21) and, accordingly, its financial condition and results of operations are not consolidated with the Company's financial statements.

Revenue Recognition:

ARM Contingency Fees:

ARM contingency fee revenue is recognized upon collection of funds by NCO or its client.

In January 2005, the Company was notified by the Staff of the Securities and Exchange Commission that their interpretation of Staff Accounting Bulletin No. 104, referred to as SAB 104 was inconsistent with the Company's long-standing policy with respect to the timing of revenue recognized on certain cash receipts related to contingency revenues. The Company previously recognized contingency fee revenue attributable to payments postmarked prior to the end of the period and received in the mail from the consumers on the first business day after such period as applicable to the prior reporting period. This revenue recognition policy had been in effect since prior to NCO becoming a public company and was consistently applied over time. The Company corrected its policy in order to recognize revenue when physically received. The impact of this correction was a $2.7 million reduction in revenues and a $947,000 reduction in net income, or $0.03 per diluted share, for the year ended December 31, 2004.

No restatement of prior period financial statements is required for this correction.

ARM Contractual Services:

Fees for ARM contractual services are recognized as services are performed and earned under service arrangements with clients where fees are fixed or determinable and collectibility is reasonably assured.

Long-Term Collection Contract:

The Company has a long-term collection contract with a large client to provide collection services that includes guaranteed collections, subject to limits. The Company also earns a bonus to the extent collections are in excess of the guarantees. The Company is required to pay the client, subject to limits, if collections do not reach the guarantees. Any guarantees in excess of the limits will only be satisfied with future collections. The Company is entitled to recoup at least 90 percent of any such guarantee payments from subsequent collections in excess of any remaining guarantees. This long-term collection contract only covers placements by the client from January 1, 2000 through December 31, 2003.

The Company defers all of the base service fees, subject to the limits, until the collections exceed the collection guarantees. At the end of each reporting period, the Company assesses the need to record an additional liability if deferred fees are less than the estimated guarantee payments, if any, due to the client, subject to the limits. There was no additional liability recorded as of December 31, 2004 and 2003.

CRM Hourly:

Revenue is recognized based on the billable hours of each CRM representative as defined in the client contract. The rate per billable hour charged is based on a predetermined contractual rate, as agreed in the underlying contract. The contractual rate can fluctuate based on certain pre-determined objective performance criteria related to quality and performance as measured on a monthly basis. The impact of the performance criteria on the rate per billable hour is continually updated as revenue is recognized. Some clients are contractually entitled to penalties when the Company is not in compliance with certain obligations as defined in the client contract. Monthly performance penalties are recorded as a reduction to revenues as incurred.

CRM Performance Based:

Under performance-based arrangements, the Company is paid by its customers based on achievement of certain levels of sales or other client-determined criteria specified in the client contract. The Company recognizes performance-based revenue by measuring its actual results against the performance criteria specified in the contracts. Amounts collected from customers prior to the performance of services are recorded as deferred revenues.

Training Revenue:

In connection with the provisions of certain inbound and outbound CRM services, the Company incurs costs to train its CRM representatives. Training programs relate to both program start-up training in connection with new CRM programs, referred to as Start-up Training, and on-going training for updates of existing CRM programs, referred to as On-going Training. The Company bills some of its customers for the costs incurred under these training programs based on the terms in the contract. Training revenue is integral to the CRM revenue being generated over the course of a contract and cannot be separated as a discrete earning process under SAB 104. Start-up Training and On-going Training revenues are recognized over the term of the customer contract, or over the period to be benefited. Direct costs associated with providing Start-up Training and On-going Training, which consist exclusively of salary and benefit costs, are also deferred and amortized over a time period consistent with the deferred training revenue. When a business relationship is terminated with one of the Company's customers, the unamortized deferred training revenue and unamortized deferred direct costs associated with that customer are immediately recognized. At December 31, 2004, the balance of deferred training revenue was $1.8 million and deferred costs capitalized were $1.4 million.

Purchased Accounts Receivable:

The Company accounts for its investment in purchased accounts receivable on an accrual basis under the guidance of American Institute of Certified Public Accountants' Practice Bulletin No. 6, "Amortization of Discounts on Certain Acquired Loans," referred to as PB6, because the Company believes that the amounts and timing of cash collections for its purchased accounts receivable can be reasonably estimated. The Company has maintained historical collection records for all of its purchased accounts receivable, as well as debtor records, since its entrance into this business in 1991 and for the acquired predecessor business since 1986, which provides a reasonable basis for the Company's judgment that it is probable that it will ultimately collect the recorded amount of its purchased accounts receivable plus a premium or yield. The historical collection amounts also provide a reasonable basis for determining the timing of the collections. The Company uses all available information to forecast the cash flows of its purchased accounts receivable including, but not limited to, historical collections, payment patterns on similar purchases, credit scores of the underlying debtors, seller's credit policies, and location of the debtor. Portfolios are established with accounts having similar attributes. Typically, each portfolio consists of an individual acquisition of accounts that are initially recorded at cost, which includes external costs of acquiring portfolios. Once a portfolio is acquired, the accounts in the portfolio are not changed. Proceeds from the sale of accounts and return of accounts within a portfolio are accounted for as collections in that portfolio.

Collections on the portfolios are allocated to revenue and principal reduction based on the estimated internal rate of return ("IRR") for each portfolio. The IRR for each portfolio is derived based on the expected monthly collections over the estimated economic life of each portfolio (generally five years, based on the Company's collection experience), compared to the original purchase price. Revenue on purchased accounts receivable is recorded monthly based on applying each portfolio's effective IRR for the quarter to its carrying value. To the extent collections exceed the estimated revenue, the carrying value is reduced and the reduction is recorded as collections applied to principal. Because the IRR reflects collections for the entire economic life of the portfolio, and those collections are not constant, lower collection rates, typically in the early months of ownership, can result in a situation where the actual collections are less than the revenue. In this situation, the carrying value of the portfolio may be increased by the difference between the revenue and collections.

To the extent actual collections differ from estimated projections, the Company prospectively adjusts projected collections, which also adjusts the IRR. If the carrying value of a particular portfolio exceeds its expected future collections, a charge to income would be recognized in the amount of such impairment. Additional impairments on each quarter's previously impaired portfolios may occur if the current estimated future cash flow projection, after being adjusted prospectively for actual collection results, is less than the current carrying value. After the impairment of a portfolio, all collections are recorded as a return of capital and no income is recorded on that portfolio until the full carrying value of the portfolio has been recovered. Once the full cost of the carrying value has been recovered, all collections are recorded as revenue. The estimated IRR for each portfolio is based on estimates of future collections, and actual collections will vary from current estimates. The difference could be material.

In October 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual and expected cash flows from an investor's initial investment in certain loans when such differences are attributable, in part, to credit quality. The concept of loans under SOP 03-3 includes our purchased accounts receivable portfolios. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004, and amends Practice Bulletin No. 6 for loans acquired in fiscal years before the effective date. We adopted SOP 03-3 on January 1, 2005. Previously issued annual financial statements are not restated and there is no prior period effect of these new provisions (see note 22).

Credit Policy:

Management carefully monitors its client relationships in order to minimize the Company's credit risk and assesses the likelihood of collection based on a number of factors including the client's collection history and credit-worthiness. The Company maintains a reserve for potential collection losses when such losses are deemed to be probable.

The Company has two types of arrangements under which it collects its ARM contingency fee revenue. For certain clients, the Company remits funds collected on behalf of the client net of the related contingency fees while, for other clients, the Company remits gross funds collected on behalf of clients and bills the client separately for its contingency fees.

The Company generally does not require collateral and it does not charge finance fees on outstanding trade receivables. In many cases, in the event of collection delays from ARM clients, management may, at its discretion, change from the gross remittance method to the net remittance method. The Company also maintains a reserve for deposits on debtor accounts that may ultimately prove to be insufficient funds. Trade accounts receivable are written off to the allowances when collection appears highly unlikely.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. These financial instruments potentially subject the Company to concentrations of credit risk. The Company minimizes this risk by dealing with major financial institutions that have high credit ratings.

Property and Equipment:

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful life of each class of assets using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet, and any gain or loss on the transaction is included in the statement of income.

Long-Lived Assets:

The Company periodically evaluates the net realizable value of long-lived assets, including property and equipment, internal use software, and certain identifiable intangible assets, for impairment, based on the estimated undiscounted future cash flows, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill:

Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition. Goodwill is tested for impairment each year on October 1, and as triggering events occur. The goodwill impairment test is performed at the reporting unit level and involves a two-step approach, the first step identifies any potential impairment and the second step measures the amount of impairment, if applicable. The first test for potential impairment uses a fair-value based approach, whereby the implied fair value of a reporting unit's goodwill is compared to its carrying amount, if the fair value is less than the carrying amount, the reporting unit's goodwill would be considered impaired. Fair value estimates are based upon the discounted value of estimated cash flows. The Company does not believe that goodwill is impaired as of December 31, 2004.

Other Intangible Assets:

Other intangible assets consist primarily of customer relationships and deferred financing costs, which relate to debt issuance costs incurred. Customer relationships are amortized over five years and deferred financing costs are amortized over the term of the debt, using the straight-line method (see note 7).

Stock Options:

The Company accounts for stock option grants in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," referred to as APB 25, and related interpretations. Under APB 25, because the exercise price of the stock options equaled the fair value of the underlying common stock on the date of grant, no compensation cost was recognized. In accordance with SFAS 123, "Accounting for Stock-Based Compensation," the Company does not recognize compensation cost based on the fair value of the options granted at grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table (amounts in thousands, except per share amounts) (see note 13):

	For the Years Ended December 31,		
	2004	**2003**	**2002**
Net income – as reported	$ 51,863	$ 42,446	$ 42,159
Pro forma compensation cost, net of taxes	3,292	4,372	5,417
Net income – pro forma	**$ 48,571**	**$ 38,074**	**$ 36,742**
Net income per share – as reported:			
Basic	$ 1.71	$ 1.64	$ 1.63
Diluted	$ 1.60	$ 1.54	$ 1.54
Net income per share – pro forma:			
Basic	$ 1.60	$ 1.47	$ 1.42
Diluted	$ 1.51	$ 1.40	$ 1.36

The estimated weighted average, grant-date fair values of the options granted during the years ended December 31, 2004, 2003 and 2002 were $8.34, $8.96 and $8.40, respectively. All options granted were at the market price of the stock on the grant date. For valuation purposes, the Company utilized the Black-Scholes option-pricing model using the following assumptions on a weighted average basis:

	For the Years Ended December 31,		
	2004	**2003**	**2002**
Risk-free interest rate	3.53 %	3.72 %	3.18 %
Expected life in years	4.00	5.00	5.00
Volatility factor	36.91 %	47.92 %	56.59 %
Dividend yield	None	None	None
Forfeiture rate	5.00 %	5.00 %	5.00 %

Income Taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," referred to as SFAS 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

Foreign Currency Translation:

The Company has foreign subsidiaries whose local currency has been determined to be the functional currency for that subsidiary. The assets and liabilities of these foreign subsidiaries have been translated using the current exchange rates, and the income and expenses have been translated using historical exchange rates. The adjustments resulting from translation have been recorded separately in shareholders' equity as "Other comprehensive income (loss)" and are not included in determining consolidated net income. As of December 31, 2004 and 2003, Other comprehensive income (loss) included $13.2 million and $6.6 million of cumulative income, respectively, from foreign currency translation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

In the ordinary course of accounting for the long-term collection contract, estimates are made by management as to the payments due to the client. Actual results could differ from those estimates and a material change could occur within one reporting period.

In the ordinary course of accounting for purchased accounts receivable, estimates are made by management as to the amount and timing of future cash flows expected from each portfolio. The estimated future cash flow of each portfolio is used to compute the IRR for the portfolio. The IRR is used to allocate collections between revenue and principal reduction of the carrying values of the purchased accounts receivable.

On an ongoing basis, the Company compares the historical trends of each portfolio to projected collections. Future projected collections are then increased, within preset limits, or decreased based on the actual cumulative performance of each portfolio. Management reviews each portfolio's adjusted projected collections to determine if further upward or downward adjustment is warranted. Management regularly reviews the trends in collection patterns and uses its best efforts to improve the collections of under-performing portfolios. On newly acquired portfolios, additional reviews are made to determine if the estimated collections at the time of purchase require upward or downward adjustment due to unusual collection patterns in the early months of ownership. However, actual results will differ from these estimates and a material change in these estimates could occur within one reporting period (see note 4).

Derivative Financial Instruments:

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. While these derivative financial instruments are subject to fluctuations in value, these fluctuations are generally offset by the value of the underlying exposures being hedged. The Company minimizes the risk of credit loss by entering into these agreements with major financial institutions that have high credit ratings. The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", referred to as SFAS 133, which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value.

The Company is exposed to foreign currency fluctuations relating to its operations in Canada, the United Kingdom and the Philippines. In order to partially hedge cash flow exposure, the Company periodically enters into forward exchange contracts in order to minimize the impact of currency fluctuations on transactions and cash flows. These contracts are designated as cash flow hedges and recorded at their fair value on the accompanying balance sheets. Changes in the fair value of a cash flow hedge, to the extent that the hedge is effective, are recorded, net of tax, in other comprehensive income, until earnings are affected by the variability of the hedged cash flows. Cash flow hedge ineffectiveness, defined as the extent that the changes in fair value of the derivative exceed the variability of cash flows of the forecasted transaction, is recorded currently in the statement of income in other income (expense) (see note 14).

The Company has certain nonrecourse notes payable that contain embedded derivative instruments. The embedded derivatives are not hedge instruments and, accordingly, changes in their estimated fair value are reported as interest expense in the accompanying statements of income. The embedded derivatives are included in long-term debt on the accompanying balance sheets as they are not separable from the notes payable and they have the same counterparty (see note 9).

Reclassifications:

Certain amounts as of December 31, 2003, and for the years ended December 31, 2003 and 2002 have been reclassified for comparative purposes.

3. BUSINESS COMBINATIONS:

The following acquisitions have been accounted for under the purchase method of accounting. As part of the purchase accounting, the Company recorded accruals for acquisition-related expenses. These accruals included professional fees related to the acquisition, severance costs, idle lease costs and other acquisition-related expenses.

On August 19, 2002, the Company acquired certain assets and related operations, excluding the purchased accounts receivable portfolio, and assumed certain liabilities of Great Lakes Collection Bureau, Inc. ("Great Lakes"), a subsidiary of GE Capital Corporation ("GE Capital"), for $10.1 million in cash. The Company funded the purchase with borrowings under its revolving credit agreement. NCO Portfolio Management Inc., referred to as NCO Portfolio, acquired the purchased accounts receivable portfolio of Great Lakes for $22.9 million. NCO Portfolio funded the purchase with $2.3 million of existing cash and $20.6 million of nonrecourse financing. This nonrecourse financing is collateralized by the Great Lakes purchased accounts receivable portfolio. As part of the acquisition, the Company and GE Capital signed a multi-year agreement under which the Company will provide services to GE Capital. The Company allocated $4.1 million of the purchase price to the customer relationship and recognized goodwill of $2.3 million. All of the goodwill is deductible for tax purposes. As a result of the acquisition, the Company expects to expand its current customer base, strengthen its relationship with certain existing customers and reduce the cost of providing services to the acquired customers through economies of scale. Therefore, the Company believes the allocation of a portion of the purchase price to goodwill is appropriate.

On December 9, 2002, the Company acquired all of the stock of The Revenue Maximization Group, Inc. ("RevGro") for $17.5 million in cash, including the repayment of $889,000 of RevGro's pre-acquisition debt. The Company funded the purchase with $16.8 million of borrowings under its revolving credit agreement and existing cash. The Company allocated $4.7 million of the purchase price to the customer relationship and recognized goodwill of $8.2 million. None of the goodwill is deductible for tax purposes. As a result of the acquisition, the Company expects to expand its current customer base, strengthen its relationship with certain existing customers and reduce the cost of providing services to the acquired customers through economies of scale. Therefore, the Company believes the allocation of a portion of the purchase price to goodwill is appropriate.

On March 26, 2004, the Company completed the merger of NCO Portfolio with a wholly owned subsidiary of the Company. The Company owned approximately 63.3 percent of the outstanding stock of NCO Portfolio prior to the merger and pursuant to the merger acquired all NCO Portfolio shares that it did not own in exchange for 1.8 million shares of NCO common stock valued at $39.8 million. The value of the stock issued was based on the average closing price of the Company's common stock for the period beginning two days before and ending two days after the announcement of the merger on December 15, 2003. The Company recorded goodwill of $15.9 million, most of which is not deductible for tax purposes. From March 26, 2004 through December 31, 2004, the Company revised the estimated allocation of the fair market value that resulted in an increase in goodwill of $1.2 million. As a result of the acquisition, the Company expects to expand its portfolio base and reduce the cost of operations through economies of scale. Therefore, the Company believes the allocation of a portion of the purchase price to goodwill is appropriate.

The following is an allocation of the purchase price of the minority interest of NCO Portfolio (amounts in thousands):

Purchase price	$ 39,891
Transaction costs	2,005
Fair value adjustments: Purchased accounts receivable	2,324
Other assets and liabilities	(825)
Minority interest	(27,454)
Goodwill	**$ 15,941**

On April 2, 2004, the Company completed the acquisition of RMH Teleservices, Inc., referred to as RMH, a provider of CRM services. The Company issued 3.4 million shares of NCO common stock in exchange for all of the outstanding shares of RMH and assumed 339,000 warrants and 248,000 stock options. The total value of the consideration was $88.8 million. The Company also repaid $11.4 million of RMH's pre-acquisition debt. The value of the stock, warrants and stock options was based on the average closing price of the Company's common stock for the period beginning two days before and ending two days after the announcement of the first amendment to the agreement on January 22, 2004. The Company allocated $20.0 million of the purchase price to the customer relationships and recorded goodwill of $88.0 million, most of which is not deductible for tax purposes. From April 2, 2004, through December 31, 2004, the Company revised its allocation of the fair market value of the acquired assets and liabilities, which resulted in a net increase in goodwill of $23.5 million. This increase was principally due to changes in estimates related to lease costs, including sublease assumptions, tax contingencies and termination liabilities related to client and vendor agreements. In connection with the RMH acquisition, the Company recorded restructuring liabilities of $38.9 million under an exit plan the Company began to formulate prior to the acquisition date. These liabilities principally relate to severance costs related to certain redundant personnel that were scheduled to be eliminated upon completion of the acquisition, certain future rental obligations attributable to facilities scheduled to be closed, and other contractual termination costs. Certain of the payments related to such exited activities may continue through 2010. The Company's exit plan has been completed as of December 31, 2004, except for certain unresolved matters related to certain lease assumptions and the resolution of tax contingencies.

As a result of the acquisition, the Company expects to expand RMH's current customer base, strengthen its relationship with certain existing customers, and reduce the cost of providing services to the acquired customers through economies of scale. Therefore, the Company believes the allocation of a portion of the purchase price to goodwill is appropriate.

The following is an allocation of the purchase price to the assets acquired and liabilities assumed of RMH (amounts in thousands):

Purchase price	$ 88,808
Transaction costs	3,819
Accounts receivable	(23,813)
Customer relationships	(20,000)
Property and equipment	(38,884)
Deferred tax asset	(32,491)
Other assets	(5,132)
Long-term debt	30,511
Income tax liabilities	13,698
Other assumed liabilities	31,769
Accrued acquisition costs	38,957
Foreign currency translation of goodwill	785
Goodwill	**$ 88,027**

The following presents the activity in the accruals recorded for acquisition related expenses (amounts in thousands):

	Severance	*Leases*	*Other*	*Total*
Balance at April 2, 2004	$ 4,211	$ 18,493	$ 9,032	$ 31,736
Cash payments	(5,311)	(2,659)	(9,353)	(17,323)
Additional accruals	1,587	1,958	3,676	7,221
Foreign currency translation	-	893	-	893
Balance at December 31, 2004	**$ 487**	**$ 18,685**	**$ 3,355**	**$ 22,527**

The additional accruals of $7.2 million primarily relate to changes in assumptions used for determining certain lease terminations.

The following summarizes the unaudited pro forma results of operations, assuming the NCO Portfolio and RMH acquisitions occurred as of the beginning of the respective periods. The pro forma information is provided for informational purposes only. It is based on historical information, and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations of the consolidated entities (amounts in thousands, except per share data):

	For the Years Ended December 31,	
	2004	**2003**
Revenue	$ 1,007,004	$ 1,023,958
Net income	$ 51,812	$ 35,040
Earnings per share – basic	$ 1.45	$ 1.12
Earnings per share – diluted	$ 1.36	$ 1.10

4. PURCHASED ACCOUNTS RECEIVABLE:

Portfolio Management, ARM International and the Canadian division of ARM North America purchase defaulted consumer accounts receivable at a discount from the actual principal balance. On certain international portfolios, Portfolio Management and ARM International jointly purchase defaulted consumer accounts receivable. As of December 31, 2004, the carrying values of Portfolio Management's, ARM International's and ARM North America's purchased accounts receivable were $136.9 million, $1.9 million and $223,000, respectively. The following summarizes the change in purchased accounts receivable (amounts in thousands):

	For the Years Ended December 31,		
	2004	**2003**	**2002**
Balance, at beginning of period	$ 152,613	$ 152,448	$ 140,001
Purchases of accounts receivable	46,837	54,133	48,203
Nonrecourse borrowings to purchase accounts receivable	42,832	20,166	24,477
Collections on purchased accounts receivable	(185,030)	(154,121)	(120,513)
Purchase price adjustment	-	-	(4,000)
Revenue recognized	98,269	76,735	66,162
Impairment of purchased accounts receivable	(948)	(1,751)	(1,999)
Dissolution of securitization	(13,673)	-	-
Residual purchased accounts receivable from previously unconsolidated subsidiary	-	4,515	-
Fair value purchase accounting adjustment	(2,324)	-	-
Foreign currency translation adjustment	281	488	117
Balance, at end of period	**$ 138,857**	**$ 152,613**	**$ 152,448**

Included in collections for the years ended December 31, 2004, 2003 and 2002 were $17.9 million, $7.6 million and $3.7 million, respectively, of proceeds from portfolio sales.

The 2004 collections included $5.2 million of proceeds from the dissolution, winding up and sale of a securitization established in August 1999. The finance subsidiary holding the receivables adopted a plan of liquidation and proceeded to liquidate the receivables on behalf of and in cooperation with the securitized note holders prior to the December 31, 2004 maturity date of the notes. The securitized notes were nonrecourse to the Company. The proceeds of the sale were used to reduce the carrying value of the accounts receivable and pay down the related securitized note. Pursuant to the dissolution, the balance of the securitized notes of $13.8 million and the carrying value of the receivables of $13.7 million, along with cash from collections held on behalf of the note holders, were charged to other income and other expense, respectively. The net effect on earnings of the winding up of the dissolution of the finance subsidiary was immaterial (see note 9).

During the years ended December 31, 2004, 2003 and 2002, impairment charges of $948,000, $1.8 million and $2.0 million, respectively, were recorded from portfolios where the carrying values exceeded the expected future undiscounted cash flows. As of December 31, 2004 and 2003, the combined carrying values on all impaired portfolios aggregated $2.5 million and $11.4 million, respectively, or 1.8 percent and 7.5 percent of total purchased accounts receivable, respectively, representing their net realizable value.

As of December 31, 2004 and 2003, one portfolio with a carrying value of $629,000 and $4.2 million, respectively, which was acquired in connection with the dissolution of an off-balance sheet securitization, was also being accounted for under the cost recovery method.

5. FUNDS HELD ON BEHALF OF CLIENTS:

In the course of the Company's regular business activities as a provider of accounts receivable management services, the Company receives clients' funds arising from the collection of accounts placed with the Company. These funds are placed in segregated cash accounts and are generally remitted to clients within 30 days. Funds held on behalf of clients of $54.3 million and $59.3 million at December 31, 2004 and 2003, respectively, have been shown net of their offsetting liability for financial statement presentation.

6. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consisted of the following (amounts in thousands):

		December 31,	
	Estimated Useful Life	**2004**	**2003**
Computer equipment	5 years	$ 128,966	$ 96,680
Computer software developed for internal use	5 years	52,081	41,850
Furniture and fixtures	5 to 10 years	28,368	20,546
Leasehold improvements	5 to 15 years	33,104	14,295
		242,519	**173,371**
Less accumulated depreciation		128,263	99,286
		$ 114,256	**$ 74,085**

7. INTANGIBLE ASSETS:

Goodwill:

SFAS 142 requires goodwill to be allocated and tested at the reporting unit level. Effective July 1, 2004, the Company reorganized its business segments to allow for the expansion of the Company's international footprint. The Canadian ARM business, previously reported in ARM International, has been combined with ARM U.S., and this division has been renamed ARM North America. The United Kingdom subsidiary continues to operate as ARM International. As a result of this reorganization, the Company also changed its reporting units. The information presented below has been restated to reflect this reorganization.

The Company's reporting units are ARM North America, CRM, Portfolio Management and ARM International, and had the following goodwill (amounts in thousands):

	December 31, 2004	December 31, 2003
ARM North America	$ 499,980	$ 500,982
CRM	88,027	-
Portfolio Management	15,941	-
ARM International	5,614	5,388
	$ 609,562	**$ 506,370**

CRM's goodwill resulted from the acquisition of RMH and Portfolio Management's goodwill resulted from the purchase of the minority interest of NCO Portfolio (see note 3). The decrease in ARM North America's goodwill primarily related to the sale of a business offset partially by a change in the Canadian exchange rate used for foreign currency translation. ARM International's goodwill increased due principally to a change in the exchange rate used for foreign currency translation.

Other Intangible Assets:

Other intangible assets consist primarily of customer relationships and deferred financing costs. The following represents the other intangible assets (amounts in thousands):

	December 31, 2004		December 31, 2003	
	Gross Carrying Amount	*Accumulated Amortization*	*Gross Carrying Amount*	*Accumulated Amortization*
Customer relationships	$ 28,761	$ 6,856	$ 8,761	$ 2,104
Deferred financing costs	15,350	12,239	15,321	9,687
Other intangible assets	975	937	900	816
Total	**$ 45,086**	**$ 20,032**	**$ 24,982**	**$ 12,607**

The Company recorded amortization expense for all other intangible assets of $7.4 million, $4.6 million and $3.2 million during the years ended December 31, 2004, 2003 and 2002, respectively. The following represents the Company's expected amortization expense from these other intangible assets (amounts in thousands):

2005	$ 8,308
2006	6,345
2007	5,401
2008	4,000
2009	1,000

8. ACCRUED EXPENSES:

Accrued expenses consisted of the following (amounts in thousands):

	December 31, 2004	2003
Accrued RMH acquisition costs	$ 16,054	$ -
Accrued rent and other related expense associated with the flood of the Fort Washington locations	8,205	8,043
Other accrued expenses	29,213	17,858
	$ 53,472	**$ 25,901**

9. LONG-TERM DEBT:

Long-term debt consisted of the following (amounts in thousands):

	December 31, 2004	2003
Convertible notes	$ 125,000	$ 125,000
Senior credit facility	62,500	132,500
Nonrecourse credit facility	39,786	17,591
Securitized nonrecourse debt	8,158	33,210
Other	15,579	7,186
Less current portion	(64,684)	(66,523)
	$ 186,339	**$ 248,964**

The following summarizes the Company's required debt payments (amounts in thousands). The payment for 2006 assumes that the convertible notes are not converted into common stock prior to the maturity date.

2005	$ 64,684
2006	178,148
2007	5,186
2008	1,301
2009	1,437
Thereafter	267
	$ 251,023

Convertible Notes:

At December 31, 2004, the Company had $125.0 million aggregate principal amount of 4.75 percent Convertible Subordinated Notes due April 15, 2006, referred to as the Notes. The Notes are convertible into NCO common stock at a conversion price of $32.92 per share.

Senior Credit Facility:

The Company has a $200 million senior credit facility with various participating lenders. The senior credit facility was originally structured as a $150 million term loan and a $50 million revolving credit facility. The maturity date is March 15, 2006, referred to as the Maturity Date. The Company is required to make quarterly repayments of $6.3 million on the term loan until the Maturity Date. The remaining balance outstanding under the term loan and the balance under the revolving credit facility will become due on the Maturity Date. At December 31, 2004, the balance outstanding on the term loan was $62.5 million. The availability of the revolving credit facility is reduced by any unused letters of credit. As of December 31, 2004, the Company had unused letters of credit of $1.6 million and had remaining availability of $48.4 million under the revolving credit facility.

All borrowings carry interest at a rate equal to either, at the option of the Company, the administrative agent's prime rate (5.25 percent at December 31, 2004) plus a margin of 0.75 percent to 1.25 percent, which is determined quarterly based upon the Company's consolidated funded debt to earnings before interest, taxes, depreciation, and amortization, referred to as EBITDA, ratio, or the London InterBank Offered Rate, referred to as LIBOR, (2.42 percent at December 31, 2004) plus a margin of 2.25 percent to 3.00 percent depending on the Company's consolidated funded debt to EBITDA ratio. The Company is charged a fee on the unused portion of the senior credit facility of 0.38 percent to 0.50 percent depending on the Company's consolidated funded debt to EBITDA ratio. The effective interest rate on the senior credit facility was approximately 3.75 percent, 4.29 percent and 4.40 percent for the years ended December 31, 2004, 2003 and 2002, respectively.

Borrowings under the credit agreement are collateralized by substantially all the assets of the Company. The credit agreement contains certain financial covenants such as maintaining net worth and funded debt to EBITDA requirements, and includes restrictions on, among other things, acquisitions, the incurrence of additional debt, the issuance of equity, and distributions to shareholders. If an event of default, such as failure to comply with covenants, material adverse change, or change of control, were to occur under the credit agreement, the lenders would be entitled to declare all amounts outstanding under it immediately due and payable and foreclose on the pledged assets. As of December 31, 2004, the Company was in compliance with all required financial covenants and the Company was not aware of any events of default.

Nonrecourse Credit Facility:

Portfolio Management has a four-year exclusivity agreement with a lender that expires August 2006. The agreement stipulates that all purchases of accounts receivable by Portfolio Management with a purchase price in excess of $4 million must be first offered to the lender for financing at its discretion. The agreement has no minimum or maximum credit authorization. Portfolio Management may terminate the agreement at any time after August 2004 for a cost of $125,000 per month for each remaining month. If the lender chooses to participate in the financing of a portfolio of accounts receivable, the financing will be at 90 percent of the purchase price, unless otherwise negotiated, with floating interest at the prime rate plus 3.25 percent (prime rate was 5.25 percent at December 31, 2004). Each borrowing is due two years after the loan is made. Debt service payments equal collections less servicing fees and interest expense. As additional return, the lender will receive 40 percent of the residual cash flow, unless otherwise negotiated, which is defined as all cash collections after servicing fees, floating rate interest, repayment of the note and the initial investment by Portfolio Management, including interest. The effective interest rate on these notes, including the residual interest component was approximately 32.1 percent and 32.0 percent for the years ended December 31, 2004 and 2003, respectively. Borrowings under this financing agreement are nonrecourse to the Company, except for the assets within the entities established in connection with the financing agreement. This loan agreement contains a collections performance requirement, among other covenants, that, if not met, provides for cross-collateralization with any other portfolios financed through the agreement, in addition to other remedies. Total debt outstanding under this facility was $39.8 million and $17.6 million as of December 31, 2004 and 2003, respectively, which included $5.6 million and $4.7 million of accrued residual interest, respectively. As of December 31, 2004, Portfolio Management was in compliance with all required covenants.

Upon full satisfaction of the notes payable and the return of the initial investment by Portfolio Management, including interest, as it relates to each purchase of accounts receivable, the Company is obligated to pay the lender a contingent payment amount equal to 40 percent of collections received, unless otherwise negotiated, net of servicing fees and other related charges. The contingent payment has been accounted for as an embedded derivative in accordance with SFAS 133. At issuance, the loan proceeds received were allocated to the note payable and the embedded derivative. The resulting original issue discount on the note payable is amortized to interest expense through maturity using the effective interest method. At December 31, 2004 and 2003, the estimated fair value of the embedded derivative was $5.6 million and $4.7 million, respectively. The embedded derivative for each portfolio purchase is subject to revaluation each period based upon similar current period portfolio purchases' underlying yields. During the year ended December 31, 2004, $129,000 was recorded as "other expense" on the statement of income to revalue the embedded derivatives.

Securitized Nonrecourse Debt:

Portfolio Management had two securitized nonrecourse notes payable that were originally established to fund the purchase of accounts receivable. Each of the notes payable was nonrecourse to the Company, was secured by a portfolio of purchased accounts receivable, and was bound by an indenture and servicing agreement. The Company was servicer for each portfolio of purchased accounts receivable within these securitized notes. These were term notes without the ability to re-borrow. Monthly principal payments on the notes equaled all collections after servicing fees, collection costs, interest expense and administrative fees.

The first securitized note was established in September 1998 through a finance subsidiary. This note carries a floating interest rate of LIBOR plus 0.65 percent per annum. The final due date of all payments under the facility is the earlier of March 10, 2005, or satisfaction of the note from collections. The liability was not satisfied from collections as of March 10, 2005. A liquidity reserve of $900,000 and $5.4 million was included in restricted cash as of December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the amount outstanding on the facility was $8.2 million and $13.9 million, respectively. Upon maturity of the note on March 10, 2005, the third party note insurer is obligated to satisfy the balance of the obligation remaining unpaid from collections. At such time, the note insurer has the right to sell the underlying receivables. Preliminary discussions with the note insurer are ongoing. However, since it is nonrecourse to the Company, it is not expected that the acceleration of the notes or sale of the receivables will have a material impact on the Company.

The second securitized note was established in August 1999 and carried interest at 15 percent per annum. This note was due December 31, 2004. On December 28, 2004, a plan of dissolution of the special purpose entity holding the assets was adopted, and the assets were sold for $5.2 million. The proceeds of the sale were used to pay down the notes. The balance of the note prior to the plan of dissolution and sale of assets was $19.0 million. The remaining $13.8 million due on the notes was released by the note holders in exchange for the sales proceeds (see note 4).

10. OPERATING LEASES:

The Company leases certain equipment and real estate facilities under noncancelable operating leases. These leases expire between 2005 and 2016, and most contain renewal options. The following represents the future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more (amounts in thousands). The following future minimum payments have been reduced by minimum sublease rentals of $4.7 million, due in the future under noncancelable subleases, and do not include the leases from the Company's former Fort Washington locations (see note 18).

2005	$ 38,111
2006	30,925
2007	27,799
2008	22,523
2009	18,197
Thereafter	48,707
	$ 186,262

Rent expense was $27.9 million, $23.7 million and $20.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the lease.

11. INCOME TAXES:

Income tax expense consisted of the following components (amounts in thousands):

	For the Years Ended December 31,		
	2004	2003	2002
Currently payable:			
Federal	$ 360	$ 8,776	$ 9,235
State	1,586	1,126	1,789
Foreign	1,768	3,548	1,329
Deferred:			
Federal	25,470	12,222	14,218
State	1,194	1,066	1,131
Foreign	2,011	(6)	-
Income tax expense	**$ 32,389**	**$ 26,732**	**$ 27,702**

Deferred tax assets (liabilities) consisted of the following (amounts in thousands):

	December 31,	
	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 46,540	$ 43,040
Deferred contractual revenue	9,042	9,822
Accrued acquisition costs	5,184	-
Accrued expenses	4,244	8,046
Total deferred tax assets	65,010	60,908
Valuation allowance	13,658	9,628
Net deferred tax assets	51,352	51,280
Deferred tax liabilities:		
Amortization	32,317	25,943
Depreciation	8,438	11,251
Purchased accounts receivable	27,860	40,482
Total deferred tax liabilities	68,615	77,676
Net deferred tax liabilities	**$ (17,263)**	**$ (26,396)**

The Company had $88.0 million of federal net operating loss carryforwards, subject to certain limitations, available at December 31, 2004, which will expire during 2005 through 2023. These federal net operating loss carryforwards primarily relate to net operating loss carryforwards that existed as of the date of the

Creditrust Merger and the RMH acquisition. Due to the Creditrust ownership change in 2001 and the RMH ownership change in 2004, the use of the net operating loss carryforwards could be substantially curtailed by Section 382 of the Internal Revenue Code. The annual use of the net operating loss carryforwards is limited under this section and such limitation is dependent on: (i) the respective fair market values of Creditrust and RMH at the time of the ownership change; and (ii) the respective net unrealized built-in gains of Creditrust at the time of the ownership change, which are recognized within five years of the Creditrust Merger date. Based on an analysis performed by the Company, it is anticipated that $41.6 million of the Creditrust and $43.6 of the RMH net operating losses will be available for utilization after Section 382 limitations. Accordingly, a deferred tax asset based on these amounts were recorded at the respective dates of the Creditrust Merger and the RMH acquisition, being available to offset future reversing temporary differences and future taxable income. At year-end, these deferred tax assets were expected to be fully utilized to offset future reversing temporary differences, primarily relating to purchased accounts receivable regarding the Creditrust Merger and reversing temporary differences and income from operations regarding the RMH acquisition.

The Company had $5.0 million of Canadian net operating loss carryforwards available at December 31, 2004, which will expire in 2011. These net operating loss carryforwards relate to losses generated in the current year from the Canadian subsidiary acquired in the RMH acquisition.

The Company has recorded state net operating loss carryforwards of $13.7 million at December 31, 2004. The deferred tax assets created by the state net operating loss carryforwards have been reduced by a $13.7 million valuation allowance due to the uncertainty that they can be realized. This represents an increase of $4.1 million from December 31, 2003, due to additional state net operating loss carryforwards generated in 2003.

The portfolios of purchased accounts receivable are composed of distressed debt. Collection results are not guaranteed until received; accordingly, for tax purposes, any gain on a particular portfolio is deferred until the full cost of its acquisition is recovered. Revenue for financial reporting purposes is recognized ratably over the life of the portfolio. Deferred tax liabilities arise from deferrals created during the early stages of the portfolio. These deferrals reverse after the cost basis of the portfolio is recovered.

A reconciliation of the U.S. statutory income tax rate to the effective rate was as follows:

	For the Years Ended December 31,		
	2004	**2003**	**2002**
U.S. statutory income tax rate	35.0 %	35.0 %	35.0 %
State taxes, net of federal	2.3	2.1	2.8
Other, net	0.9	0.2	0.1
Effective tax rate	**38.2 %**	**37.3 %**	**37.9 %**

Income from operations for the years ended December 31, 2004, 2003 and 2002, included foreign subsidiary income of $21.7 million, $9.8 million and $3.9 million, respectively. The Company's cumulative undistributed earnings of foreign subsidiaries of $30.7 million for the year ended December 31, 2004, are expected to be reinvested indefinitely, and accordingly no incremental U.S. or foreign withholding taxes have been recorded.

12. COMMON STOCK AND EARNINGS PER SHARE:

Common Stock Warrants

As of December 31, 2004, the Company had warrants outstanding to purchase 22,000 shares of NCO common stock at $32.97 per share. These warrants expire in May 2009.

In addition, as of December 31, 2004, the Company had warrants outstanding to purchase 323,000 shares of NCO common stock, which were assumed in connection with the RMH acquisition, at a weighted average price of $39.38 per share. 197,000 of these warrants expire in 2006 and 126,000 of these warrants expire in 2008.

Earnings Per Share:

Basic earnings per share ("EPS") was computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS was computed by dividing the adjusted net income by the weighted average number of common shares outstanding plus all common share equivalents. Net income is adjusted to add-back interest expense on the convertible debt, net of taxes, if the convertible debt is dilutive. The interest expense on the convertible debt, net of taxes, included in the diluted EPS calculation was $3.7 million for the years ended December 31, 2004, 2003 and 2002. Outstanding options, warrants, and convertible securities have been utilized in calculating diluted amounts per share only when their effect would be dilutive.

The reconciliation of basic to diluted weighted average shares outstanding was as follows (amounts in thousands):

	For the Years Ended December 31,		
	2004	**2003**	**2002**
Basic	30,397	25,934	25,890
Dilutive effect of:			
Convertible debt	3,797	3,797	3,797
Options and restricted stock units	377	164	142
Warrants	81	-	-
Diluted	**34,652**	**29,895**	**29,829**

13. STOCK-BASED COMPENSATION:

In June 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). In September 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") and the 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). The 1995 Plan and 1996 Plan, as amended, authorized 333,000 and 5.2 million shares, respectively, of incentive or nonqualified stock options. The Director Plan, as amended, authorized nonqualified options for 150,000 shares. In April 2004, the Company adopted the 2004 Equity Incentive Plan (the "2004 Plan"), and in May the NCO shareholders approved the 2004 Plan. Upon adoption of the 2004 Plan, no additional options may be granted under the 1995 Plan or the 1996 Plan. The 2004 Plan authorized up to $2.0 million shares of common stock for issuance in connection with a variety of awards including stock options, stock appreciation rights, and restricted and unrestricted stock awards. The vesting periods for the outstanding options under the 1995 Plan, the 1996 Plan, the 2004 Plan, and the Director Plan are three years, three years, three years and one year, respectively. The options expire no later than 10 years from the date of grant, except that options granted under the 1996 Plan after May 2003 expire no later than seven years from the date of grant.

On April 2, 2004, as part of the acquisition of RMH, NCO assumed the RMH 1996 Stock Incentive Plan (the "RMH Plan"). The RMH Plan authorized up to 419,000 shares of common stock for issuance in connection with a variety of awards including stock options, stock appreciation rights, and restricted and unrestricted stock grants. As of April 2, 2004, there were 248,000 options outstanding and no additional awards can be granted under the RMH Plan. All options that were issued and outstanding under the RMH Plan as of April 2, 2004, became fully vested as a result of the acquisition of RMH by NCO. The options expire no later than 10 years from the date of grant.

Stock Options:

A summary of stock option activity for all of the plans was as follows (amounts in thousands, except per share amounts):

	Number of Options	*Weighted Average Exercise Price Per Share*
Outstanding at January 1, 2002	3,998	$ 25.41
Granted	504	16.01
Exercised	(37)	20.47
Forfeited	(271)	26.52
Expired	(23)	27.25
Outstanding at December 31, 2002	4,171	24.23
Granted	656	19.22
Exercised	(80)	19.02
Forfeited	(270)	25.81
Outstanding at December 31, 2003	4,477	23.50
Granted	256	24.53
Assumed from acquisitions	508	20.78
Exercised	(819)	18.62
Forfeited	(363)	26.43
Outstanding at December 31, 2004	**4,059**	**$ 23.94**

The following table summarizes information about stock options outstanding as of December 31, 2004 (shares in thousands):

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	*Shares*	*Weighted Average Remaining Life*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
$ 8.67 to $ 19.48	900	6.48 years	$ 16.88	488	$ 16.49
$ 20.05 to $ 24.75	1,222	6.00 years	21.16	1,050	20.90
$ 24.84 to $ 28.75	949	6.64 years	25.23	741	25.33
$ 29.19 to $ 33.38	854	4.70 years	30.64	854	30.64
$ 36.88 to $ 86.63	134	3.57 years	45.08	134	45.08
	4,059	**5.90 years**	**$ 23.94**	**3,267**	**$ 24.78**

Restricted Stock:

The Company granted 174,765 shares of restricted stock under the 2004 Plan and recorded compensation expense of $683,000 for the year ended December 31, 2004. Restricted stock grants vest over multiple cliff vesting periods.

14. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company enters into forward exchange contracts to minimize the impact of currency fluctuations on transactions and cash flows. These transactions are designated as cash flow hedges. The Company had forward exchange contracts for the purchase of $34.4 million of Canadian dollars outstanding at December 31, 2004, which mature within 90 days. For the year ended December 31, 2004, the Company had gains of $2.7 million ($1.9 million after tax), of which $2.4 million ($1.6 million after tax) were reclassified into earnings. The benefit relating to the settlement of the Company's cash flow hedges was recorded as a reduction of payroll and related expenses in the statement of income. At December 31, 2004, the fair market value of all outstanding cash flow hedges was $445,000, which is included in "other assets." All of the accumulated income and loss in other comprehensive income related to cash flow hedges at December 31, 2004, is expected to be reclassified into earnings within the next 12 months.

The Company's nonrecourse credit facility relating to purchased accounts receivable contains contingent payments that are accounted for as embedded derivatives. The contingent payment is equal to 40 percent of collections received after principle and interest, unless otherwise negotiated, net of servicing fees and other related charges. At issuance, the loan proceeds received were allocated to the note payable and the embedded derivative. The resulting original issue discount on the note payable is amortized to interest expense through maturity using the effective interest method. At December 31, 2004 and 2003, the estimated fair value of the embedded derivative was $5.6 million and $4.7 million, respectively. The embedded derivative for each portfolio purchase is subject to revaluation each period based upon similar current period portfolio purchases' underlying yields. During the year ended December 31, 2004, $129,000 was recorded as interest expense on the statement of income to revalue the embedded derivatives.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents, Trade Accounts Receivable, and Accounts Payable:

The carrying amount reported in the balance sheets approximates fair value because of the short maturity of these instruments.

Purchased Accounts Receivable:

The Company records purchased accounts receivable at cost, which is discounted from the contractual receivable balance. The carrying value of purchased accounts receivable, which is estimated based upon future cash flows, approximates fair value at December 31, 2004 and 2003.

Notes Receivable:

The Company had notes receivable of $17.7 million and $17.3 million as of December 31, 2004 and 2003, respectively. The carrying amounts reported in the balance sheets, included in current and long-term other assets, approximated market rates for notes with similar terms and maturities, and, accordingly, the carrying amounts approximated fair value. The Company reviews the recoverability of the notes receivable on a quarterly basis to determine if an impairment charge is required.

Long-Term Debt:

The stated interest rates of the Company's nonconvertible debt approximate market rates for debt with similar terms and maturities, and, accordingly, the carrying amounts approximate fair value. The estimated fair value of the Company's convertible debt was $136.4 million and $127.2 million as of December 31, 2004 and 2003, respectively, based on the closing market price for the convertible securities on December 31, 2004 and 2003, respectively.

16. SUPPLEMENTAL CASH FLOW INFORMATION:

The following are supplemental disclosures of cash flow information (amounts in thousands):

	For the Years Ended December 31,		
	2004	**2003**	**2002**
Cash paid for interest	$ 22,448	$ 23,044	$ 22,426
Cash paid for income taxes	12,280	12,310	13,393
Noncash investing and financing activities:			
Fair value of assets acquired	231,610	-	33,208
Common stock issued for acquisitions	128,699	-	-
Liabilities assumed from acquisitions	103,018	-	6,829
Nonrecourse borrowings to purchase accounts receivable	42,832	20,166	24,477
Dissolution of securitized nonrecourse debt and other assets	13,673	-	-
Deferred portion of purchased accounts receivable	3,288	6,027	2,026
Deferred compensation from restricted stock	4,141	-	-
Dissolution of investment in securitization	-	4,515	-
Note receivable from disposal of net assets	2,040	-	-
Warrants exercised	169	-	875

17. EMPLOYEE BENEFIT PLANS:

The Company has a savings plan under Section 401(k) of the Internal Revenue Code, referred to as the Plan, for its U.S. employees. The Plan allows all eligible employees to defer up to 15 percent of their income on a pretax basis through contributions to the Plan, subject to limitations under Section 401(k) of the Internal Revenue Code. The Company will provide a matching contribution of 25 percent of the first six percent of an employee's contribution. The Company also has similar type plans for its international employees. The charges to operations for the matching contributions were $3.1 million, $2.4 million and $2.0 million for 2004, 2003 and 2002, respectively.

On December 30, 2004, the Company adopted a deferred compensation plan, referred to as the Deferred Compensation Plan, to permit eligible employees of the Company to defer receipt and taxation of their compensation from the Company each year up to the limit in effect under Section 402(g) of the Internal Revenue Code, less amounts contributed to the Deferred Compensation Plan. The Company, at its discretion, may make a contribution that will be allocated among participants in proportion to their deferrals for such year. All executive officers and other key employees designated by the Company are eligible to participate in the Deferred Compensation Plan.

18. COMMITMENTS AND CONTINGENCIES:

Purchase Commitments:

The Company enters into noncancelable agreements with various telecommunications companies, a foreign labor subcontractor in India, and other vendors that require minimum purchase commitments. These agreements expire between 2005 and 2007. The following represents the future minimum payments, by year and in the aggregate, under noncancelable purchase commitments (amounts in thousands):

2005	$ 36,426
2006	31,929
2007	24,328
2008	2,380
	$ 95,063

The Company incurred $33.2 million, $18.9 million and $7.0 million of expense in connection with these purchase commitments for the years ended December 31, 2004, 2003 and 2002, respectively.

Long-Term Collection Contract:

The Company has a long-term collection contract with a large client to provide collection services that includes guaranteed collections, subject to limits. Any guarantees in excess of the limits will only be satisfied with future collections. The Company is entitled to recoup at least 90 percent of any such guarantee payments from subsequent collections in excess of any remaining guarantees. On May 31, 2004, the Company was required to pay the client the difference between actual collections and the guaranteed collections, subject to limits of $6.0 million. The actual collections were $7.5 million below the guaranteed collections, or $1.5 million in excess of the $6.0 million limit. Since the Company prepaid the client $5.5 million from prior bonuses, it was only required to pay approximately $528,000 as of May 31, 2004. All of the remaining $1.5 million of guaranteed collections were paid to the client from bonuses earned during June and July 2004. On May 31, 2005, the Company is required to pay the client the difference between actual collections and the guaranteed collections, subject to limits of $13.5 million. As of December 31, 2004, the Company prepaid $5.9 million.

Termination Fee:

The Company has a contract with a client to perform CRM services that includes a termination clause. This contract expires on October 31, 2007.

In the event the client terminates the services agreement due to the Company's material breach or a transaction in which a competitor of the client acquired control of the Company or in the event the Company terminates the services agreement for convenience after October 1, 2004, the Company is required to pay a minimum termination fee of $153,000 for each month remaining in the agreement (or $5.2 million at December 31, 2004). In most other instances (as defined in the services agreement) in which either party terminates the services agreement, the Company is required to pay a termination fee of $77,000 for each month remaining in the services agreement (or $2.6 million at December 31, 2004).

Litigation and Investigations:

The Company is party, from time to time, to various legal proceedings, regulatory investigations and tax examinations incidental to its business. The Company continually monitors these legal proceedings, regulatory investigations and tax examinations to determine the impact and any required accruals.

FTC:

In October 2003, the Company was notified by the Federal Trade Commission, referred to as the FTC, that it intended to pursue a claim against the Company for violations of the Fair Credit Reporting Act relating to certain aspects of the Company's credit reporting practices during 1999 and 2000.

The allegations related primarily to a large group of consumer accounts from one client that were transitioned to the Company for servicing during 1999. The Company received incorrect information from the prior service provider at the time of transition. The Company became aware of the incorrect information during 2000 and ultimately removed the incorrect information from the consumers' credit files. During the first quarter of 2004, the Company made a settlement offer to the FTC and recorded a charge of $1.5 million related to this matter. The FTC agreed to this settlement and the amount was paid in the second quarter of 2004. During the fourth quarter of 2004, the Company reached an agreement with the owners of the consumer accounts to partially reimburse the Company for its indemnification claims under the servicing agreement.

Fort Washington Flood:

In June 2001, the first floor of the Company's Fort Washington, Pennsylvania, headquarters was severely damaged by a flood caused by remnants of Tropical Storm Allison. As previously reported, during the third quarter of 2001, the Company decided to relocate its corporate headquarters to Horsham, Pennsylvania. The Company filed a lawsuit in the Court of Common Pleas, Montgomery County, Pennsylvania (Civil Action No. 01-15576) against the current landlord and the former landlord of the Fort Washington facilities to terminate the leases and to obtain other relief. The landlord and the former landlord filed counter-claims against the Company. Due to the uncertainty of the outcome of the lawsuit, the Company recorded the full amount of rent due under the remaining terms of the leases during the third quarter of 2001.

In April 2003, the former landlord defendants filed a joinder complaint against Michael J. Barrist, the Chairman, President and Chief Executive Officer of the Company, Charles C. Piola, Jr., a director and former Executive Vice President of the Company, and Bernard R. Miller, a former Executive Vice President and director of the Company, to name such persons as additional defendants and alleging, among other things, that they breached their fiduciary duties to the Company.

In January 2004, the Court, in ruling on the preliminary objections, allowed the former landlord defendants' suit to proceed, but struck from the complaint the breach of fiduciary duty allegations asserting violations of duties owed by individual officers to the Company.

Securities and Exchange Commission:

In January 2005, the Company received notification from the Staff of the Securities and Exchange Commission, referred to as the Staff, informing the Company that it intended to issue a formal notification (commonly known as a "Wells notice") to NCO and certain of its officers recommending that the Securities and Exchange Commission, referred to as the SEC, bring civil proceedings against NCO and such officers alleging violations of certain non-fraud provisions of the federal securities laws relating to financial reporting and internal control requirements. The potential violations relate to the Company's revenue recognition policy relating to a long-term collection contract, which the Company had previously corrected in 2003, and the Company's revenue recognition policy regarding the timing of revenue recognized on certain cash receipts related to contingency revenues.

The notification from the Staff informed the Company that their interpretation of Staff Accounting Bulletin No. 104, referred to as SAB 104, was inconsistent with the Company's long-standing policy with respect to the timing of revenue recognized on certain cash receipts related to contingency revenues. The Company previously recognized contingency fee revenue attributable to payments postmarked prior to the end of the period and received in the mail from the consumers on the first business day after such period as applicable to the prior reporting period. This revenue recognition policy had been in effect since prior to NCO becoming a public company and was consistently applied over time. The Company corrected its policy in order to recognize revenue when physically received. The impact of this correction was a $2.7 million reduction in revenue and a $947,000 reduction in net income, or $0.03 per diluted share, for the year ended December 31, 2004. No restatement of prior period financial statements was required for this correction.

Other:
The Company is involved in other legal proceedings, regulatory investigations and tax examinations from time to time in the ordinary course of its business. Management believes that none of these other legal proceedings, regulatory investigations or tax examinations will have a materially adverse effect on the financial condition or results of operations of the Company.

19. SEGMENT REPORTING:

Effective July 1, 2004, the Company reorganized its business segments to facilitate the expansion of the Company's international operations. The Canadian ARM business, previously reported in ARM International, has been combined with ARM U.S., and this division has been renamed ARM North America. The United Kingdom subsidiary continues to operate as ARM International. The information presented below has been restated to reflect this reorganization.

As of December 31, 2004, the Company's business consisted of four operating divisions: ARM North America, CRM, Portfolio Management and ARM International. The accounting policies of the segments are the same as those described in note 2, "Accounting Policies."

ARM North America provides accounts receivable management services to consumer and commercial accounts for all market sectors including financial services, healthcare, retail and commercial, telecommunications, utilities, education, and government. ARM North America serves clients of all sizes in local, regional and national markets in the United States and Canada. In addition to traditional accounts receivable collections, these services include developing the client relationship beyond bad debt recovery and delinquency management, and delivering cost-effective accounts receivable solutions to all market sectors. For the year ended December 31, 2004, ARM North America received $703.2 million from U.S. customers and $29.4 million from Canadian customers. ARM North America had total assets, net of any intercompany balances, of $751.6 million and $762.3 million at December 31, 2004 and 2003, respectively. ARM North America had capital expenditures of $23.6 million, $20.2 million, and $26.9 million of capital expenditures for the years ended December 31, 2004, 2003 and 2002, respectively. ARM North America also provides accounts receivable management services to Portfolio Management. ARM North America recorded revenue of $63.1 million, $49.1 million and $35.5 million for these services for the years ended December 31, 2004, 2003 and 2002, respectively.

With the April 2004 acquisition of RMH, the CRM division was formed. The CRM division provides customer relationship management services to clients in the United States through offices in the United States, Canada, the Philippines and Panama. CRM had total assets, net of any intercompany balances, of $183.6 million at December 31, 2004. CRM had capital expenditures of $3.2 million for the year ended December 31, 2004.

Portfolio Management purchases and manages defaulted consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, and other consumer oriented companies. Portfolio Management had total assets, net of any intercompany balances, of $163.4 million and $170.4 million at December 31, 2004 and 2003, respectively.

ARM International provides accounts receivable management services across the United Kingdom. ARM International had total assets, net of any intercompany balances, of $15.3 million and $13.4 million at December 31, 2004 and 2003, respectively. ARM International had capital expenditures of $360,000, $312,000, and $472,000 of capital expenditures for the years ended December 31, 2004, 2003 and 2002, respectively. ARM International also provides accounts receivable management services to Portfolio Management. ARM International recorded revenue of $398,000, $425,000 and $35,000 for these services for the years ended December 31, 2004, 2003 and 2002, respectively.

The following tables present the revenue, payroll and related expenses, selling, general and administrative expenses, and earnings before interest, taxes, depreciation, and amortization ("EBITDA") for each segment. EBITDA is used by the Company's management to measure the segments' operating performance and is not intended to report the segments' operating results in conformity with generally accepted accounting principles.

For the Year Ended December 31, 2004 (amounts in thousands)

	Revenue	*Payroll and Related Expenses*	*Selling, General and Admin. Expenses*	*EBITDA*
ARM North America	$ 732,619	$ 349,194	$ 291,571	$ 91,854
CRM	159,024	113,719	26,658	18,647
Portfolio Management	98,023	2,095	65,621	30,307
ARM International	13,582	7,907	3,788	1,887
Eliminations	(63,451)	-	(63,451)	-
Total	**$ 939,797**	**$ 472,915**	**$ 324,187**	**$ 142,695**

For the Year Ended December 31, 2003 (amounts in thousands)

	Revenue	*Payroll and Related Expenses*	*Selling, General and Admin. Expenses*	*EBITDA*
ARM North America	$ 713,941	$ 341,068	$ 274,445	$ 98,428
Portfolio Management	75,456	1,734	53,612	20,110
ARM International	13,977	7,567	3,769	2,641
Eliminations	(49,558)	-	(49,558)	-
Total	**$ 753,816**	**$ 350,369**	**$ 282,268**	**$ 121,179**

For the Year Ended December 31, 2002 (amounts in thousands)

	Revenue	*Payroll and Related Expenses*	*Selling, General and Admin. Expenses*	*EBITDA*
ARM North America	$ 663,709	$ 327,677	$ 241,471	$ 94,561
Portfolio Management	63,379	1,532	40,263	21,584
ARM International	11,895	6,196	3,471	2,228
Eliminations	(35,533)	-	(35,533)	-
Total	**$ 703,450**	**$ 335,405**	**$ 249,672**	**$ 118,373**

20. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES:

Portfolio Management has a 50 percent ownership interest in a joint venture, InoVision-MEDCLR-NCOP Ventures, LLC, referred to as the Joint Venture, with IMNV Holdings, LLC, referred to as IMNV. The Joint Venture was established in 2001 to purchase utility, medical and other various small balance accounts receivable and is accounted for using the equity method of accounting. Included in "other assets" on the Balance Sheets were Portfolio Management's investment in the Joint Venture of $3.9 million and $4.0 million as of December 31, 2004 and 2003, respectively. Portfolio Management does not have an obligation to invest further in the Joint Venture. Included in the Statements of Income, as "interest and investment income," was $1.6 million, $2.2 million and $762,000 for the years ended December 31, 2004, 2003 and 2002, respectively, representing Portfolio Management's 50 percent share of net income from this unconsolidated subsidiary. Portfolio Management received distributions of $2.1 million and $1.5 million during the years ended December 31, 2004 and 2003, respectively. Portfolio Management's 50 percent share of the Joint Venture's retained earnings was $863,000 and $1.3 million as of December 31, 2004 and 2003, respectively. The Company performs collection services for the Joint Venture and recorded service fee revenue of $7.8 million, $5.5 million and $4.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company had receivables of $134,000 and $418,000 on its balance sheets as of December 31, 2004 and 2003, respectively, for these service fees. The Company also performs collection services for an affiliate of IMNV and recorded service fee revenue of $12.9 million, $10.7 million, and $8.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table summarizes the financial information of the Joint Venture (amounts in thousands):

	As of and for the Years Ended December 31,		
	2004	**2003**	**2002**
Total assets	$ 10,802	$ 15,344	$ 11,638
Total liabilities	3,712	7,415	4,944
Revenue	15,628	13,523	9,832
Operating income	3,337	4,327	1,524

21. RELATED PARTY TRANSACTIONS:

Prior to March 2004, the Company used an airplane that was partly owned by Michael J. Barrist, Chairman, President, and Chief Executive Officer of NCO. During most of 2002, the Company paid the total monthly management fee associated with the airplane and its share of out-of-pocket costs to a third-party management company for its use of the airplane. The third-party management company is not affiliated with Mr. Barrist. Effective November 2002, the Company changed its arrangement with Mr. Barrist, to reimburse Mr. Barrist for the use of the plane based on a per-hour rate. The per-hour rate consisted of actual operating costs plus the hourly cost equivalent for the monthly management fee, interest and depreciation. The Company paid costs of $209,000, $719,000, $478,000 and for the years ended December 31, 2004, 2003 and 2002, respectively. In February 2004, the Company took an assignment of rights held by Mr. Barrist under a deposit agreement and a related maintenance agreement to purchase an interest in a new airplane. The Company believed that the assignment of the deposit agreement and maintenance agreement allowed it to purchase the interest in the new airplane, and receive maintenance, at prices less than it would otherwise have been able to obtain if it entered into new agreements with the manufacturer. Upon purchasing the interest in the new airplane in March 2004, the prior arrangement with Mr. Barrist concerning the Company's use of his airplane was terminated.

The Company was party to certain split-dollar life insurance policies, which were purchased in 1997. These policies separately insured: (i) the joint lives of Michael J. Barrist and his spouse; and (ii) the joint lives of Charles C. Piola, Jr. and his spouse. In November 2002, it was determined that the Company would suspend payment of premiums for these policies. Subsequently, the Company decided to terminate the split-dollar agreements. In conjunction with this termination, the Company transferred the existing policies to the insured, and was reimbursed during 2003 for all premiums paid on theses policies.

22. RECENTLY ISSUED AND PROPOSED ACCOUNTING PRONOUNCEMENTS:

FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment":

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," referred to as SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," referred to as APB 25. SFAS 123R requires that the cost of all share-based payments to employees, including stock option grants, be recognized in the financial statements based on their fair values, as currently permitted but not required under SFAS 123. The standard will apply to newly granted awards and previously granted awards that are not fully vested on the date of adoption. SFAS 123R is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Accordingly, the Company will adopt the standard on July 1, 2005.

Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used when the standard is adopted. Transition methods allowed under the standard are retrospective adoption, in which prior periods may be restated either as of the beginning of the year of adoption or for all periods presented, or prospective adoption, which requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS 123R. The Company is currently evaluating the requirements of SFAS 123R and has not yet determined the method of adoption.

The Company currently accounts for stock option grants to employees under APB 25 using the intrinsic value method, as permitted by SFAS 123. Under APB 25, because the exercise price of the stock options equals the fair value of the underlying common stock on the date of grant, no compensation cost is recognized. Since SFAS 123R requires the recognition of compensation expense, the Company expects that the adoption of SFAS 123R could have a material adverse effect on the Company's results of operations.

FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004":

In December 2004 the FASB issued FSP No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," referred to as FAS 109-2, in response to the American Jobs Creation Act of 2004, referred to as the Act, which was signed into law by the President in October 2004. The Act allows U.S. companies a one-time tax deduction of 85 percent of certain foreign earnings that are repatriated to the United States. FAS 109-2 provides accounting and disclosure guidance for this repatriation provision, and provides additional time, beyond the financial reporting period of enactment, for companies to evaluate the effect of the Act for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company will not repatriate any foreign earnings under this provision and will continue to reinvest the earnings of its foreign subsidiaries indefinitely. Accordingly, the Company has not provided for U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries.

SOP 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer":

In October 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer," referred to as SOP 03-3. SOP 03-3 addresses accounting for differences between contractual balances of an investor's initial investment, or the face value, of certain acquired loans and the expected cash flows from those loans when such differences are attributable, in part, to credit quality. SOP 03-3 applies to the Company's purchased accounts receivable portfolios and effective for portfolios acquired in fiscal years beginning after December 15, 2004, and amends Practice Bulletin No. 6 for portfolios acquired in fiscal years before the effective date.

Under SOP 03-3, if the collection estimates established when acquiring a portfolio are subsequently lowered, an allowance for impairment and a corresponding expense is established in the current period for the amount required to maintain the original internal rate of return, or "IRR," expectations. Prior guidance required lowering the IRR for the remaining life of the portfolio. If collection estimates are raised, increases are first used to recover any previously recorded allowances and the remainder is recognized prospectively through an increase in the IRR. This updated IRR must be used for subsequent impairment testing.

The Company adopted SOP 03-3 on January 1, 2005, however previously issued annual financial statements will not be restated and there is no prior period effect of these new provisions. Portfolios acquired prior to December 31, 2004 will continue to be governed by PB6, as amended by SOP 03-3, which will set the IRR at December 31, 2004 as the IRR to be used for impairment testing in the future. Because any reductions in expectations are recognized as an expense in the current period and any increases in expectations are recognized over the remaining life of the portfolio, SOP 03-3 increases the probability that the Company will incur impairments in the future, and these impairments could be material.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities":

In January 2003, the FASB issued Interpretation No. 46, referred to as FIN 46, "Consolidation of Variable Interest Entities". The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 defines variable interest entities and requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. Effective March 31, 2004, the Company adopted FIN 46. The Company has $15.6 million of notes receivable included in the balance sheet under current and long-term other assets as of December 31, 2004, from two separate companies that were previously owned by the Company. Under FIN 46, the companies that issued these notes receivable are considered variable interest entities. Based on its evaluation of these variable interest entities, the Company is not the primary beneficiary of either of the companies; therefore, the Company does not believe it is required to consolidate theses entities under FIN 46.

23. SUBSEQUENT EVENTS:

In January 2005, we completed the acquisition of International Market Access SRL, a Barbados company that we previously utilized as a subcontractor. In February 2005, we began utilizing a subcontractor in Antigua to provide services for our U.S. clients.

24. ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The following table presents the activity in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 (amounts in thousands):

		Additions			
	Balance at start of year	*Charged to costs and expenses*	*Charged to other accounts*	*Deductions*[1]	*Balance at end of year*
Year ended December 31, 2004: Allowance for doubtful accounts	$ 7,447	$ 2,321	$ -	$ (1,890)	$ 7,878
Year ended December 31, 2003: Allowance for doubtful accounts	7,285	4,816	-	(4,654)	7,447
Year ended December 31, 2002: Allowance for doubtful accounts	5,311	8,293	-	(6,319)	7,285

(1) Uncollectible accounts written off, net of recoveries.

25. UNAUDITED QUARTERLY RESULTS:

The following tables contain selected unaudited Consolidated Statement of Income data for each quarter for the years ended December 31, 2004 and 2003 (amounts in thousands, except per share data). The operating results for any quarter are not necessarily indicative of results for any future period.

	2004 Quarters Ended			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**
Revenue	$ 201,231	$ 255,255	$ 246,046	$ 237,264
Income from operations	25,769	27,533	25,591	23,577
Net income	11,983	14,419	13,253	12,208
Net income per share: Basic	$ 0.46	$ 0.46	$ 0.42	$ 0.38
Diluted	$ 0.43	$ 0.43	$ 0.39	$ 0.36

	2003 Quarters Ended			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**
Revenue	$ 189,017	$ 188,574	$ 188,619	$ 187,606
Income from operations	23,905	21,487	22,267	21,892
Net income	11,192	10,277	10,723	10,254
Net income per share: Basic	$ 0.43	$ 0.40	$ 0.41	$ 0.39
Diluted	$ 0.41	$ 0.38	$ 0.39	$ 0.37

In the fourth quarter of 2004, the Company corrected one of its revenue recognition policies (see note 2). The impact of this correction was a reduction of revenues of $2.7 million, income from operations of $1.1 million, net income of $947,000 and $0.03 per basic and diluted share.

In the fourth quarter of 2004, the Company was able to resolve several outstanding matters. These included the settlement of two customer contracts, the negotiation of a settlement of an outstanding claim with a vendor, and the resolution of certain matters with other customers. The net result of these matters was a decrease in selling, general and administrative expenses of $3.0 million.

Report of Management on Internal Control over Financial Reporting

Management of NCO Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting has been designed under the supervision and with the participation of management including the Company's chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

As of December 31, 2004, our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting, using the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report, has issued an attestation report on the Company's internal control over financial reporting which appears on page 68.

On January 1, 2005, we began using our enterprise resource planning system, SAP, for general ledger, accounts payable, accounts receivable, and human resources. The Company believes this is a material change to the Company's internal control over financial reporting. The new system and related processes were not covered by Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004.

Because of the inherent limitations in all controls systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been or will be detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

▷ Report of Independent Registered Public Accounting Firm On Financial Statements

To the Board of Directors and Shareholders of NCO Group, Inc.

We have audited the accompanying consolidated balance sheets of NCO Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of NCO Group, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCO Group, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NCO Group, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 8, 2005

▷ Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of NCO Group, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that NCO Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NCO Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NCO Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, NCO Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

As indicated in the Report of Management on Internal Control over Financial Reporting, NCO Group, Inc. identified a material change related to the installation of specific modules of a new enterprise resource planning system, relating to general ledger, accounts payable, accounts receivable, and human resources on January 1, 2005, which was subsequent to the date of management's assessment of the effectiveness of internal control over financial reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of NCO Group, Inc. and our report dated March 8, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 8, 2005

Market for Common Stock and Dividend Policy

NCO Group, Inc.'s common stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol "NCOG." The following table sets forth, for the fiscal quarters indicated, the high and low sale prices for the common stock, as reported by Nasdaq.

2003	*High*	*Low*
First Quarter	$ 17.15	$ 12.55
Second Quarter	20.43	14.50
Third Quarter	26.00	17.14
Fourth Quarter	26.18	20.63
2004		
First Quarter	$ 24.86	$ 20.75
Second Quarter	26.69	22.51
Third Quarter	26.97	24.19
Fourth Quarter	27.70	24.19

As of March 14, 2005, NCO's common stock was held by approximately 129 holders of record.

NCO has never declared or paid cash dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future. In addition, NCO's credit agreement prohibits NCO from paying cash dividends without the lender's prior consent. NCO currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of NCO and will depend upon, among other things, NCO's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other factors that NCO's Board of Directors deems relevant.

Forward-Looking Statements

Certain statements included in the Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as elsewhere in the Annual Report, other than historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. Forward-looking statements include, without limitation, statements as to NCO's expected future results of operations, NCO's growth strategy, fluctuations in quarterly operating results, the integration of acquisitions, the long-term collection contract, the risk associated with the environmental liability related to the Medaphis Services Corporation acquisition, referred to as the Medaphis acquisition, the final outcome of NCO's litigation with its former landlord, the effects of terrorist attacks, war and the economy on NCO's business, expected increases in operating efficiencies, anticipated trends in the business process outsourcing industry, referred to as BPO, estimates of future cash flows of purchased accounts receivable, estimates of goodwill impairments and amortization expense of other intangible assets, the effects of legal proceedings, regulatory investigations or tax examinations, the effects of changes in accounting pronouncements, and statements as to trends or NCO's or management's beliefs, expectations and opinions. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "guidance," "potential," "continue," "project," "forecast," "confident," and similar expressions are typically used to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this report, certain risks, uncertainties and other factors, including, without limitation, the risk that NCO will not be able to achieve expected future results of operations, the risk that NCO will not be able to implement its growth strategy as and when planned, risks associated with growth and future acquisitions, the risk that NCO will not be able to realize operating efficiencies in the integration of its acquisitions, fluctuations in quarterly operating results, risks relating to the timing of contracts, risks related to purchased accounts receivable, risks related to possible impairment of goodwill and other intangible assets, risks associated with technology, risks related to the ERP implementation, risks related to the environmental liability related to the Medaphis acquisition, risks related to the final outcome of NCO's litigation with its former landlord, risks related to NCO's litigation, regulatory investigations and tax examinations, risks related to past or possible future terrorist attacks, risks related to the threat or outbreak of war or hostilities, risks related to the domestic and international economy, the risk that NCO will not be able to improve margins, risks related to NCO's international operations, risks related to the availability of qualified employees, particularly in new or more cost-effective locations, risks related to currency fluctuations, risks related to reliance on independent telecommunications service providers, risks related to changes in government regulations affecting the teleservices and telecommunications industries, risks related to competition from other outside providers of BPO services and the in-house operations of existing and potential clients, risks related to the final outcome of the SEC matter, and other risks detailed from time to time in NCO's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2004, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements.

NCO disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

CORPORATE HEADQUARTERS

507 Prudential Road
Horsham, PA 19044
215.441.3000

AUDITORS

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

COUNSEL

Blank Rome LLP
One Logan Square
Philadelphia, PA 19103

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
44 Wall Street, 6th Floor
New York, NY 10005

ANNUAL MEETING

The Annual Meeting
of the Shareholders
of NCO Group, Inc will be held:

May 16, 2005 – 9:00am
NCO Corporate Headquarters
507 Prudential Road
Horsham, PA 19044

Directors

Michael J. Barrist
Chairman of the Board
President and Chief Executive Officer
NCO Group, Inc.

William C. Dunkelberg, Ph.D
Professor of Economics
Fox School of Business & Management
Temple University

Charles C. Piola, Jr.
Independent Investor and Consultant

Leo J. Pound
Principal, Pound Consulting

Eric S. Siegel
President and Owner
Siegel Management Company

Allen F. Wise
Chairman of the Board
Coventry Health Care Inc.
President and Chief Executive Officer (retired)

Executive Officers

Michael J. Barrist
Chairman of the Board
President and Chief Executive Officer

Charles F. Burns
Executive Vice President – Business Process Outsourcing

Stephen W. Elliott
Executive Vice President – Information Technology
and Chief Information Officer

Joshua Gindin, Esq.
Executive Vice President and General Counsel

Steven L. Leckerman
Executive Vice President and Chief Operating Officer –
Accounts Receivable Management, North America

Paul E. Weitzel, Jr.
Executive Vice President – Corporate Development &
International Operations

Steven L. Winokur
Executive Vice President, Chief Financial Officer and
Chief Operating Officer – Shared Services

Albert Zezulinski
Executive Vice President – Corporate & Government Affairs



NCO

GROUP

WWW.NCOGROUP.COM